Exhibit 4.2

AGREEMENT AND PLAN OF MERGER

DATED AS OF

AUGUST 9, 2021

BY AND AMONG

NANO-X IMAGING LTD

ZEBRA MEDICAL VISION LTD.,

NEW ZEALAND MERGER SUB LTD,

AND

PERRYLLION LTD

i

(continued)

(continued)

(continued)

Annex A	Defined Terms	A-1
Schedule 1.1	Key Employees
Schedule 2.9(b)(ii)	Company’s Service Providers
Schedule 4.4	Purchaser Capitalization Table
Schedule 5.2	Required Consents

Document Schedules

Exhibit A	Form of Voting Agreement
Exhibit B	Merger Proposal
Exhibit C	Form of Payout Spreadsheet
Exhibit D	Company Board Resolution
Exhibit E	Form of Company Counsel Legal Opinion
Exhibit F	Form of Nano-X Counsel Legal Opinion
Exhibit G	Indemnification Agreements
Exhibit H	Milestone Schedule
Exhibit I	Post- Closing Articles of Association of the Surviving Corporation
Exhibit J	Form of Convertible Loan Agreement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of August [•], 2021, by and among Nano-X Imaging Ltd, an Israeli company (“Purchaser”), New Zealand Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Purchaser (“Merger Sub”), Zebra Medical Vision Ltd., an Israeli company (the “Company”), and PerryLLion Ltd., solely in its capacity as the representative of all Equityholders (the “Equityholder Representative”).

PRELIMINARY STATEMENTS

A. The parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the merger, on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Purchaser, on the terms and subject to the conditions set forth in this Agreement.

B. The Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

C. The Boards of Directors of Purchaser and Merger Sub have each (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its sole shareholder, Purchaser; (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) determined to recommend that Purchaser, as the sole shareholder of Merger Sub, approves this Agreement, the Merger and the other transactions contemplated hereby.

D. Simultaneously with the execution and delivery of this Agreement, as a condition to Purchaser’s entering into this Agreement and as an inducement thereto, Purchaser, the Company and the Requisite Supporting Shareholders entered into a voting agreement (the “Voting Agreement”) in the form of Exhibit A pursuant to which such shareholders have agreed to take specified actions in furtherance of the Merger and providing their agreement to the terms and conditions of this Agreement, including (i) actions relating to the approval of the Merger and adoption of this Agreement by the Company’s shareholders, and (ii) providing their consent to the effectiveness of the indemnification agreement, customary waivers of rights, customary representations concerning their shares and their rights to consummate the transactions contemplated by the Merger and the limitations on sales stipulated therein.

E. Simultaneously with the execution and delivery of this Agreement, Purchaser and the Company shall enter into a convertible loan agreement, in the form attached hereto as Exhibit J (the “Convertible Loan Agreement”), pursuant to which Purchaser shall extend to the Company, immediately following the execution of this Agreement, a convertible loan in the principal amount of $3,000,000, which, in the case that this Agreement is terminated, will be converted into shares of the most senior class of shares of the Company, all, as further stipulated in the Convertible Loan Agreement.

F. Simultaneously with the execution of this Agreement, Purchaser, as the sole shareholder of Merger Sub, is adopting and approving this Agreement and the transactions contemplated hereby, including the Merger.

AGREEMENTS

In consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Defined Terms. Certain capitalized terms used in this Agreement have the definitions set forth in the body of this Agreement. Any capitalized terms used in this Agreement and not defined in the body of this Agreement have the meanings assigned to such terms in Annex A.

Section 1.2 Certain References. Any reference in this Agreement to a statute refers to the statute, any amendments or successor legislation, and all regulations promulgated thereunder, as in effect at the relevant time. Any reference in this Agreement to any United States federal or state action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than a federal or state jurisdiction of the United States, be deemed to include what is most nearly approximate under the laws of such other jurisdiction. Any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date.

Section 1.3 Rules of Construction. Words in the singular shall be held to include the plural and vice versa. Words of one gender shall be held to include the other genders as the context requires. The terms “hereof,” “herein,” “hereunder,” “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. All article, section, paragraph, annex, exhibit and schedule references are to the articles, sections, paragraphs, annexes, exhibits and schedules of this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation” unless otherwise specified. The word “or” shall not be exclusive. All references herein to “dollars” or “$” are to United States dollars. All references herein to “ILS” are to Israeli New Shekels. Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with US GAAP, and all financial computations hereunder will be computed, unless otherwise specifically provided herein, in accordance with US GAAP. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified. For purposes of Article III, the words “made available,” “furnished,” “delivered” or “provided” or terms of similar import shall mean, with respect to any material, that a copy of such material has been (a) posted to the Data Room on or before 5:00 p.m. (Israel time) on the date that is two Business Days prior to the date of this Agreement, and (b) memorialized in electronic format on a CD-ROM delivered to Purchaser promptly following the execution of this Agreement (but in no event later than three days thereafter).

Article II
THE MERGER

Section 2.1 Reverse Subsidiary Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (the “Surviving Corporation”) and shall (a) become wholly owned by Purchaser, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the ICL.

Section 2.2 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Purchaser shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.3 Conversion of Company Shares; Treatment of Company Options, Outstanding Instruments and Company Warrants. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, the Company or any of their respective shareholders or agents, subject to the terms set forth in this Article II, each Company Share issued and outstanding immediately before the Effective Time will be transferred to the Purchaser, and each Company Warrant and Company Outstanding Instrument will be cancelled, and the right of each Equityholder thereof shall convert into and represent only the right to receive its respective amount in the Closing Consideration, Post-Closing Payment Amount (including, for the removal of a doubt, the Deferred Closing Consideration) and Earn-out Payment Amount pursuant to the Payout Spreadsheet.

(a) All Company Shares, Company Outstanding Instruments and Company Warrants converted in accordance with this Section 2.3 shall upon such conversion no longer be outstanding and shall automatically be cancelled, and each holder of a certificate or certificates representing such Company Shares, Company Outstanding Instrument and Company Warrant shall cease to have any rights with respect to such Company Shares, Company Outstanding Instrument or Company Warrant, as applicable, except the right to receive consideration in the value specified above in this Section 2.3.

Treatment of Vested Company Options. As of the Effective Time, any Vested Company Option (including any Unvested Company Option which becomes vested on account of the transactions contemplated herein) shall be converted, immediately prior to the Effective Time, on a cashless (net exercise) basis, into Company Shares, in a way that each Company Option holder will be entailed to Company Shares, in a value that is net of its stated exercise price. It is clarified that the aggregated exercise price of all option holders will be added and be part of the Closing Consideration and will be distributed in accordance with the Payout Spreadsheet.

(b) Treatment of Unvested Company Options; Termination of all Company Options. As of the Effective Time, any Unvested Company Option (including any Company Option promised to any Person but not granted by the Company) shall be cancelled or otherwise terminated, while having the right to receive that amount of options to purchase Ordinary Shares of Purchaser, as provided in the Payout Spreadsheet (which shall include the specific terms of exercise price, vesting schedule etc.), which will assume, for the purpose of calculating the respective portion of the Merger Consideration which is attributed to Unvested Company Options, the conversion of all of the Unvested Company Options into Ordinary Shares of the Company, immediately prior to the Closing as set forth in the Payout Spreadsheet (the “Option Consideration”). In the event that any portion of the Option Consideration will not be issued to the grantees thereof due to termination of employment or otherwise (the “Options Shortfall Amount”), then the consideration payable to the Equity Holders shall increase by an identical number of Ordinary Shares of Purchaser which is equal to the Options Shortfall Amount (such number of Ordinary Shares of Purchaser, the “Option Consideration True Up”), and such Option Consideration True Up will be added, if applicable, on a pro-rata basis, to the Consideration (and will be treated, for all intents and purposes, as part of the Consideration hereunder) which shall be allocated between the Equity Holders in the manner set forth in the Payout Spreadsheet, on April 25, 2025. Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the cancellation and termination of such Company Options and the treatment of such Company Options in the manner described in this Section 2.3, including, solely to the extent so required, providing any required notice to or obtaining a waiver of such notice from the holders of the Company Options pursuant to the documents governing such Company Options.

(c) All of the Ordinary Shares of Merger Sub, with each having NIS 0.01 par value, which are issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and non-assessable shares of the Surviving Corporation, such that all of the shares of the Surviving Corporation which are issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and such conversion, be held by the Purchaser.

Section 2.4 Escrows. On the Closing Date, Purchaser Share Consideration valued at $10,000,000 based on the Purchaser Share Consideration Price (the “Indemnity Escrow Amount”) will be deposited by Purchaser with Altshuler Shaham Trusts Ltd. (together with its successors and permitted assigns, the “Escrow Agent”) in an escrow account (the “Indemnity Escrow Account”) in accordance with the Escrow and Paying Agent Agreement in a form to be reasonably agreed between the Parties (the “Escrow and Paying Agent Agreement”), to serve as a mechanism to satisfy certain indemnification and other obligations of the Equityholders pursuant to (or otherwise permitted by) Article IX. The Indemnity Escrow Amount, net of the amount of any claims for indemnification that have been noticed or filed under Article IX, will be released to the Paying Agent following a 12-month period as of the Closing Date for distribution to the Equityholders in accordance with the Payout Spreadsheet.

Section 2.5 Articles of Association, Directors and Officers.

(a) Articles of Association. At the Effective Time, the Articles of Association of Surviving Corporation, shall be the Articles of Association in the form attached hereto as Exhibit I, until duly amended as provided therein, herein and by applicable Law.

(b) Directors. The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation’s articles of association.

(c) Officers. At the Effective Time, the non-director officers of the Company immediately before the Effective Time shall be the non-director officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.6 Calculation of Merger Consideration. Subject to the terms and conditions of this Agreement, the aggregate consideration to which the Equityholders (including, for the removal of a doubt, the holders of all Company Options, whether Vested Company Options or Unvested Company Options (taking into account the exchange thereof into equity securities of the Purchaser) shall be entitled pursuant to this Agreement (the “Merger Consideration”) is an amount of Purchaser Share Consideration (valued at the Purchaser Share Consideration Price) equal to: (a) $100,000,000; minus (b) the Option Consideration; (the aggregate consideration in subsections (a) and (b) constitutes the “Closing Consideration”); plus (c) the Deferred Closing Consideration (as defined below), if and as applicable; plus (d) up to $84,000,000 contingent upon the successful achievement of the Milestones (the “Earn-out Consideration”); plus (e) if applicable according to the provisions of Section 2.3(b) hereof, the Option Consideration True Up.

Section 2.7 Closing and Closing Payments.

(a) The transactions contemplated by this Agreement shall be consummated (the “Closing”) remotely via email no later than three Business Days after the satisfaction or, if permissible, waiver, of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or on such other date, or at such other time or place, as shall be mutually agreed upon by the Company and Purchaser (provided that such date shall not be later than the date on which a merger approval certificate is issued by the Companies Registrar). The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.” In lieu of an in-person Closing, the Closing may instead be accomplished by email (in PDF or similar format) transmission to the respective offices of legal counsel for the parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

(b) Not less than five Business Days prior to the anticipated Closing Date, the Company shall deliver to Purchaser a statement (the “Closing Consideration Certificate”), certified by the Chief Executive Officer of the Company, setting forth: (i) the Company’s good faith calculation of the Closing Consideration, together with the Company’s good faith estimates of the Closing Indebtedness and Transaction Expense Amount, based upon the most recent ascertainable financial information and records of the Company and the Transaction Expense Amount and (ii) the Payout Spreadsheet. The Closing Consideration Certificate shall be prepared in accordance with the terms of this Agreement, and, to the extent not inconsistent therewith, US GAAP. Prior to the Closing, Purchaser (A) shall have an opportunity to review with the Company and its representatives, and the Company shall provide Purchaser and its representatives reasonable access during normal business hours and upon reasonable notice to, the records of the Company and such information used to prepare the Closing Consideration Certificate and Payout Spreadsheet and its personnel, and (B) may object to all or any part of, the Closing Consideration Certificate. The Company shall consider such objections in good faith, but the Company’s reasonable good faith estimates of the Closing Indebtedness and Transaction Expense Amount shall control for purposes of calculating the payments to be made at Closing pursuant to this Section 2.7 (it being understood that Purchaser does not waive its rights with respect to any misrepresentation by the Company as more fully set forth in Section 9 herein).

(c) Promptly after the Closing Date and on the Effective Time, Purchaser shall make the following payments to the Persons indicated below:

(i) an amount in Purchaser Share Consideration (valued at the Purchaser Share Consideration Price) equal to the Indemnity Escrow Amount shall be deposited with the Escrow Agent, to be held and distributed by the Escrow Agent pursuant to the terms and conditions of the Escrow and Paying Agent Agreement;

(ii) an amount of Purchaser Share Consideration (valued at the Purchaser Share Consideration Price) equal to the Closing Consideration minus (A) the Indemnity Escrow Amount, and minus (B) the Expense Fund Amount, as set forth on the Payout Spreadsheet, shall be issued and deposited with the Paying Agent for the benefit of and distribution to the Equityholders.

(d) Required Withholding. Notwithstanding anything to the contrary hereunder, each of the Purchaser, its Subsidiaries, Merger Sub, the Company, the Paying Agent and any of their respective agents (each a “Payor”) shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration, or other amounts, payable or otherwise deliverable pursuant to, or in connection with, this Agreement (including the Merger Consideration and payments set forth in Section 2.3) such amounts as required to be deducted or withheld therefrom under the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law and if any amount is required to be withheld from Purchaser Share Consideration pursuant to this Agreement, Purchaser shall pay such amount in cash through the Paying Agent and reduce the relevant Purchaser Share Consideration. To the extent such amounts were so deducted or withheld and timely remitted by each Payor to the applicable Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Payor shall provide as soon as reasonably possible to each Person with respect of whom the deduction and withholding was made, a document evidencing the amount so withheld and remitted to the applicable Governmental Entity with respect to the payment made to such Person.

(e) Notwithstanding the foregoing, with respect to any Israeli Taxes, if the Paying Agent provides Purchaser, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3(c) of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) with respect to Israeli Tax, any consideration payable under this Agreement at the Closing to each Equityholder shall be retained by the Paying Agent for the benefit of each such Equityholder for a period of up to 180 days from Closing (or, with respect to the Escrow Amount and Expense Fund Amount, 90 days from the date on which such amount, or any portion thereof, is released to the applicable Equityholder) or an earlier date required in writing by such Equityholder or as otherwise requested by the ITA (the “Withholding Drop Date”) during which time no Payor shall make any payments to any such Equityholder with respect to Company Shares or Company Convertible Instruments or withhold any amounts for Israeli Taxes from the consideration pursuant to this Agreement, except as provided below (unless such Payor is otherwise instructed explicitly by the ITA), and during which time each such Equityholder may obtain (or, if one already exists, present to the Paying Agent) a valid certificate, ruling or other written instructions issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II or providing other instructions regarding such payments or withholding, to the Purchaser’s reasonable satisfaction (the “Valid Certificate”); for the avoidance of doubt, each of the 104H Tax Ruling and the 104H Interim Ruling, is and shall be considered a Valid Certificate. If any such Equityholder delivers, no later than 3 Business Days prior to the Withholding Drop Date a Valid Certificate to a Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate. If any Equityholder (i) does not provide Payor with a Valid Certificate, by no later than 3 Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release such Equityholder’s applicable consideration relevant thereto prior to the Withholding Drop Date but fails to submit a Valid Certificate at or before such time, then the amount to be withheld from such consideration shall be as required under the Ordinance. Such amount shall be delivered or caused to be delivered to the ITA by the relevant Payor.

(f) Notwithstanding anything else to the contrary in this Agreement, and unless instructed otherwise by the ITA in writing, for Israeli withholding Tax purposes, the value of the Purchaser Share Consideration shall be determined based on the closing price of such share on the Closing Date.

(g) In the event that a Payor receives a demand from the ITA to withhold any amount in respect of any recipient and transfer it to the ITA prior to the Withholding Drop Date, the Payor (i) shall notify such recipient of such matter promptly after receipt of such demand, and provide such recipient with reasonable time (but in no event less than thirty (30) days, unless otherwise explicitly required by the ITA) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such recipient to the Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such recipient.

(h) the provisions of the Israeli Income Tax Rulings shall apply and all applicable withholding procedures with respect to any Electing Holders shall be made in accordance with the provisions of the Israeli Income Tax Rulings.

(i) Notwithstanding anything to the Contrary set forth herein, any withholding effected hereunder by the Purchaser, Merger Sub, Company, Paying Agent or Escrow Agent shall be effected, at the election of Purchaser, either (i) through the sale of Purchaser Share Consideration held in the Indemnity Escrow Account or from the Merger Consideration and remittance of the proceeds therefrom to the applicable Tax Authority in accordance with applicable Laws or (ii) the forfeiture from the Indemnity Escrow Account of Purchaser Share Consideration and payment of the applicable withholding amount to the applicable Tax Authority out of the Purchaser’s cash resources; provided that in each case the calculation of the number of shares of Purchaser Share Consideration to be so sold or forfeited shall be based on the Purchaser Share Consideration Price.

Section 2.8 Exchange of Certificates.

(a) Following the date hereof, the parties will engage Altshuler Shaham Trusts Ltd. (the “Paying Agent”), to act as Paying Agent under this Agreement for the purpose of effecting the exchange of consideration for Company certificates that, immediately prior to the Effective Time, represented Company Shares entitled to payment pursuant to Section 2.3. Promptly following the Effective Time, the Paying Agent shall send to each Equityholder a Letter of Transmittal, together with instructions for the completion and return thereof. The Paying Agent shall pay each holder of certificates representing Company Shares who has surrendered his, her or its certificates representing such Company Shares, together with a duly executed and completed letter of transmittal substantially in the form which will be reasonably agreed between the Parties (“Letter of Transmittal”), and, with respect to Company Shareholders who are individuals and residents in a jurisdiction that follows the community property regime, a duly executed Spousal Consent, the amount of Purchaser Share Consideration to which he, she or it is entitled under Section 2.3 as of the Effective Time (to avoid doubt, excluding any Post-Closing Payment Amounts or Earn-out Payment Amounts), which amount shall be transferred to the Paying Agent within two Business Days after the later of (A) the Effective Time and (B) the date on which the Paying Agent receives such Equityholder’s duly completed Letter of Transmittal, certificate(s) and other documents, if any, reasonably required by the Paying Agent for the purposes of making such transfer (“Transmittal Documents”). Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the applicable portion of the Merger Consideration pursuant to Section 2.3. Notwithstanding the foregoing, if any such certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact and the granting of a standard indemnity with respect thereto by the Person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall disburse, in exchange for such lost, stolen or destroyed certificate, the applicable portion of the Merger Consideration to be paid in respect of the Company Shares represented by such certificate pursuant to Section 2.3, as contemplated by this Section 2.8(a).

(b) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to Section 2.8(a) or Section 2.10 below that remains unclaimed by the Equityholders one year after the Effective Time - with respect to the Closing Consideration, or, one year after the Milestone Achievement Date – with respect to each payment of any Earn-out Payment Amount, will be returned to the Surviving Corporation, and any Equityholder who has not delivered to the Paying Agent the applicable Letter of Transmittal, Transmittal Documents and, as applicable, Share certificates (or in the event that any Share certificate has been lost, stolen or destroyed, provided an affidavit in accordance with Section 2.8(a)) in each case prior to such time, will thereafter look only to the Surviving Corporation for payment thereof.

Section 2.9 Closing Deliveries. At the Closing, the parties shall deliver the documents and instruments that are set forth in this Section 2.9.

(a) At the Closing, Purchaser or Merger Sub, as applicable, shall execute and/or deliver or cause to be delivered to the Company (or such other Person as indicated below) all of the following:

(i) the Escrow and Paying Agent Agreement, duly executed by Purchaser;

(ii) a certificate executed by Purchaser confirming that the conditions set forth in Sections 8.1(a) and 8.1(b) have been satisfied;

(iii) evidence of the issuance to the Paying Agent of such portion of the Closing Consideration (in Purchaser Share Consideration) as set out in Section 2.7(c)(vi);

(iv) evidence of the issuance of the Indemnity Escrow Amount to the Escrow Agent;

(v) an opinion of Amit, Pollak Matalon & Co. addressed to the Equity Holders and dated as of the Closing, substantially in the form of Exhibit F attached hereto; and

(vi) a certificate of the Chief Executive Officer of the Purchaser, certifying as true, correct and complete, together with copies of, the following: (A) each Organizational Document of the Purchaser and the Merger Sub, including each such party’s Articles of Association; and (B) the resolutions of each of the Purchaser’s and the Merger Sub’s boards of directors authorizing the execution, delivery and performance of this Agreement and any other documents delivered by such party hereunder.

(b) At the Closing the Company shall execute and/or deliver or cause to be delivered to Purchaser all of the following:

(i) the Escrow and Paying Agent Agreement, duly executed by the Company and the Equityholder Representative;

(ii) written acknowledgments pursuant to which the Persons, including those identified in Schedule 2.9(b)(ii), who performed services for or on behalf of, or provided advice to the Company and who are entitled to compensation from the Company or the US Subsidiary, in connection with this Agreement, any of the transactions contemplated by this Agreement or is otherwise owed any amount which is part of the Transaction Expenses (calculated to include any amounts that only become payable if the Closing occurs) (the “Transaction Expense Amount”) has been paid in full and is not (and will not be) owed any other amount by the Company or any Affiliate thereof with respect to this Agreement any of the transactions contemplated by this Agreement or otherwise;

(iii) a certificate of the Chief Executive Officer of the Company certifying as true, correct and complete the following: (A) a copy of each Organizational Document of the Company, including the Company Charter; (B) a copy of the resolutions of the Company’s board of directors, in the form of Exhibit D attached hereto, authorizing the execution, delivery and performance of this Agreement and any other documents delivered by the Company hereunder, and (C) minutes or written resolutions evidencing the Shareholder Approval;

(iv) a certificate executed by the Company confirming that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied and representing and warranting to Purchaser the amount of Closing Indebtedness and the Transaction Expense Amount set forth in the Closing Consideration Certificate;

(v) a resignation letter, effective as of the Effective Time, of each director and/or officer of the Company that has been requested by Purchaser;

(vi) the Payout Spreadsheet, duly certified by, and the amounts set forth therein as payable in respect of the Ordinary Shares of the Company, the Preferred C Shares, the Preferred B Shares, the Preferred A Shares, the Company Warrants and the Company Outstanding Instruments, represented and warranted to by, the Chief Executive Officer of the Company;

(vii) an opinion of Horn & Co. addressed to the Purchaser and dated as of the Closing, in the form of Exhibit E attached hereto;

(viii) transfer to the Equityholder Representative of the Expense Fund Amount;

(ix) evidence reasonably satisfactory to Purchaser of the termination, effective prior to the Effective Time, of all Contracts between the Company and a Related Party of the Company, including all Rights Agreements and all Shareholder Agreements, which do not by their terms terminate automatically at Closing.

Section 2.10 Post-Closing Payments; Deferred Closing Payments.

(a) Within 15 days of each Milestone Achievement Date with respect to a Milestone which has been successfully achieved, Purchaser shall pay an amount in Purchaser Share Consideration (valued at the Purchaser Share Consideration Price) that is equal to, with respect to such Milestone (subject to deduction in accordance with this Agreement), such percentage of the aggregate Earn-out Consideration listed next to such Milestone in the Milestone Schedule (each such portion of the Earn-out Consideration to be paid upon the successful achievement of a Milestone, the “Earn-out Payment Amount”). Each Earn-out Payment Amount shall be issued and deposited, within the said 15 days of the Milestone Achievement Date, with the Paying Agent for the benefit of and distribution to the Equityholders pursuant to the updated Payout Spreadsheet, provided, however, that the provisions of Sections 2.7(d) through (i), shall apply with respect to the payment and distribution of each Earn-out Payment Amount.

(b) Subject to the execution of each Designated Commercial Agreement (a “Deferred Closing Payment Date”) defined below on or prior to the lapse of the 6-month period following the date hereof (the “Deferred Closing Final Date”), the Purchaser shall pay an amount, in Purchaser Share Consideration (valued at the Purchaser Share Consideration Price) that is equal to, an amount of $5,333,333.33, for each of the Designated Commercial Agreements (as defined below), which results in an aggregate amount of up to $16,000,000 (prior to the deductions specified below), which was duly executed (by all relevant parties) following the date hereof and prior to the Deferred Closing Final Date. The Purchaser shall deduct $2,000,000 from each payment of $5,333,333.333 for a Designated Commercial Agreement (and $6,000,000 in aggregate, assuming all Designated Commercial Agreements are executed (the “Deduction Amount”) on account of certain Company’s indebtedness and cash shortfall (the amount actually required to be paid under this sub-Section (b) shall be referred hereto as the “Deferred Closing Consideration”. The Deferred Closing Consideration will be paid within 15 days of the execution of each Designated Commercial Agreement in accordance with this Section 2.10(b) but in any event not prior to the Closing. It is agreed that the Purchaser will deduct from the Earn-out Consideration any portion of the Deduction Amount not previously deducted due to the failure to execute any or all of the Designated Commercial Agreements as specified above (the “Deduction Amount Shortfall”). For illustration purposes, if two Designated Commercial Agreements are executed, the Deduction Amount Shortfall shall be $2,000,000. The deduction of the Deduction Amount Shortfall shall be made from the Earn-out Consideration derived from all Milestones achieved following the Deferred Closing Payment Date pro rata, such that upon achievement of each Milestone, Purchaser shall be entitled to deduct a percentage of the Deduction Amount Shortfall equal to the percentage attributed to the applicable Milestone.

For the purpose hereof, the term “Designated Commercial Agreements” shall mean commercial agreements between the Company and (i) IHC Health Services, Inc., which provides for software license and provision of services by the Company to IHC, (ii) DePuy Ireland Unlimited Company, which provides an amendment to the existing Development and License Agreement dated December 9, 2019 to include a refinement of the product specification, feasibility and the development milestones, and (iii) The Secretary of State for Health and Social Care, which provides for evaluation project funded by the UK National Health Service, for utilization of AI-enabled vertebral fracture pathway to prevent osteoporotic fractures.

Section 2.11 Notice of a Failure to Achieve a Milestone.

(a) Within 7 days after each Milestone Target Date, Purchaser shall notify, along with the provisions supporting documentation if and to the extent applicable or available, to the Equityholder Representative, on the achievement or non-achievement of the respective Milestone for which such Milestone Target Date has been set (in the case that such notice refers to the non-achievement of such Milestone, it shall be referred hereto as the “Milestone Failure Notification”.

Section 2.12 Disputes Regarding the Achievement of a Milestone.

The Equityholder Representative shall have from the time upon which a Milestone Failure Notification is delivered to it until 5:00 p.m., Eastern time, on the date 21 days after the date of such delivery (the “Milestone Dispute Period” or the “Dispute Period”) to dispute the non-achievement of a Milestone (the “Milestone Dispute” or the “Dispute”). In the case that the Milestone Failure Notification was provided with respect to a Milestone, then the Equityholder Representative and its advisors and representatives shall have reasonable access during regular business hours to the books and records (in electronic format, if available) of the Company and the Surviving Corporation reasonably relevant to Purchaser’s conclusion that the applicable Milestone has not been successfully achieved. The Equityholder Representative and its representatives may make inquiries of Purchaser and the Company regarding questions concerning, or disagreements with, the Milestone Failure Notification arising in their review thereof, and Purchaser shall use its, and shall cause the Surviving Company to use its, commercially reasonable efforts to cooperate with and respond to such inquiries. If the Equityholder Representative does not deliver to the Purchaser within the Milestone Dispute Period a written notice of the Milestone Dispute that sets forth in reasonable detail the elements and amounts with which the Equityholder Representative disagrees (a “Milestone Dispute Notice” or a “Dispute Notice”), the Milestone Failure Notification shall be deemed to have been accepted and agreed to by the Equityholder Representative in the form in which it was delivered by Purchaser and it shall be final and binding upon the parties. If Equityholder Representative delivers a Milestone Dispute Notice to the Purchaser within the Milestone Dispute Period, Purchaser and the Equityholder Representative shall use reasonable efforts to resolve the Milestone Dispute and agree in writing upon the final conclusion of the disputed Milestone within 30 days after delivery of such Milestone Dispute Notice (the “Milestone Dispute Objection Period” or a “Dispute Objection Period”).

(a) If Purchaser agrees with the objection of the Equityholder Representative and Equityholder Representative’s claims that a Milestone has been successfully achieved, and expressly confirms such agreement by delivery of written notice of the same delivered to the Equityholder Representative, then the agreement of the Purchaser and the Equityholder Representative that the Milestone referred to in the Milestone Failure Notice has been achieved will be final and binding upon the parties. If Purchaser and the Equityholder Representative are unable to resolve each element of the applicable Dispute within the applicable Dispute Objection Period, then Purchaser will, within 15 days after expiration of the applicable Dispute Objection Period, notify the Equityholder Representative in writing of its disagreement, which notice will set forth in reasonable detail the elements and amounts, if applicable, with which Purchaser disagrees (the “Dispute Response”). If Purchaser does not deliver to the Equityholder Representative within such 15-day period a Dispute Response, then the Milestone shall be deemed to have been achieved. If Purchaser timely delivers the Dispute Response, Purchaser and the Equityholder Representative shall jointly engage the Israeli branch of an internationally recognized certified public accounting firm that has not performed material accounting, tax or auditing services for Purchaser, the Equityholder Representative, or the Company during the three years immediately prior to such engagement (the “Arbitrating Accountant”). If Purchaser and the Equityholder Representative are unable to agree on the identity of the Arbitrating Accountant, the accountants designated by each of Purchaser and the Equityholder Representative shall jointly select the Arbitrating Accountant. Each of Purchaser and the Equityholder Representative agrees to use its commercially reasonable efforts to cooperate with the Arbitrating Accountant and to cause the Arbitrating Accountant to resolve any such dispute as soon as practicable after the commencement of the Arbitrating Accountant’s engagement. The Arbitrating Accountant’s function shall be to resolve each element of the Dispute that has not been resolved by Purchaser and the Equityholder Representative as an accounting expert and not as an arbitrator, decide whether the Milestone has been achieved or not.

(b) In connection with the resolution of the Dispute, the Arbitrating Accountant will limit its review to the positions of the parties set out in the Dispute Notice and the Dispute Response. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Dispute, at which conference Purchaser and the Equityholder Representative shall have the right to present additional documents, materials and other information and to have present their respective advisors, counsel and accountants; provided that, Purchaser and the Equityholder Representative will be limited by their respective positions in the Dispute Notice and the Dispute Response; and provided that, the Arbitrating Accountant shall not rely on or consider any other documents, materials, presentations or evidence regarding the intent or agreement of the parties (other than the plain language of the Agreement) in making a determination. In connection with the resolution of the Dispute, there shall be no other hearings or oral examinations, testimony, depositions, discovery or other similar proceedings. Each of Purchaser and the Equityholder Representative shall make available to the other party and the Arbitrating Accountant, as the case may be, such documents, books, records, work papers, facilities, personnel and other information as such party or the Arbitrating Accountant may reasonably request to review the resolution which underlies the Milestone Failure Notice and to resolve the applicable Dispute.

(c) The Arbitrating Accountant shall as promptly as possible, and in any event within 30 days after the date of its appointment, render its decision on each element in the Dispute in writing to Purchaser and the Equityholder Representative, together with a resolution as to whether the Milestone has been achieved or not. In resolving the Dispute, the Arbitrating Accountant shall be bound by the provisions of this Agreement Each of the Arbitrating Accountant’s decision, the revised calculation of the Merger Consideration (where applicable) and the decision as to whether the Milestone has been achieved or not, shall be final and binding upon the parties, and judgment may be entered on the award. The Arbitrating Accountant shall determine the proportion of its fees and expenses to be paid by the Equityholder Representative, on the one hand, and Purchaser, on the other hand, based on the degree to which the Arbitrating Accountant has accepted the positions of the respective parties. Notwithstanding the foregoing, each of Purchaser and Equityholder Representative (on behalf of the Equityholders and which may be paid out of the Expense Fund to the extent available) will be responsible for paying the fees, costs and expenses of their respective attorneys, accountants and other representatives in connection with the Dispute.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the representations and warranties to Purchaser that are set forth in this Article III as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak as of a specific date, in which case such representations and warranties are and will be complete and accurate as of such specific date), except as set forth in the disclosure schedule provided by Company to the Purchaser, as of the date hereof (the “Disclosure Schedules”).

Section 3.1 Organization, Existence and Good Standing. The Company is a corporation duly organized and validly existing under the laws of Israel and the Company is not registered by the Companies Registrar under the status of a “Violating Company” in the meaning of Section 362a of the provisions of the ICL, and it has not received any written notice or warning concerning any intention of the Companies Registrar to register and/or declare the Company as a “Violating Company”. The Company is in good standing, under the laws of, and is licensed to do business in, all jurisdictions where the nature of its business or the nature or location of its assets requires such qualification, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, (a) result in or be reasonably expected to have a Material Adverse Effect or (b) materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement. The Company has heretofore made available to Purchaser complete and accurate copies of all Organizational Documents of the Company as currently in effect (including all amendments made thereto at any time on or before the date hereof) and the Company is not in default under or in violation of any provision thereunder.

Section 3.2 Power and Authority.

(a) The Company has full power and authority to enter into, deliver, and perform this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by the Company and the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party have been duly and validly approved by the board of directors of the Company and, upon receipt of the Shareholder Approval, will have been duly and validly approved by the Shareholders. Other than the Shareholder Approval, no other proceedings are necessary on the part of the Company to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated herein or therein.

(b) The Board of Directors of the Company has (i) determined that this Agreement, the Transaction Documents to which the Company is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, are fair to, advisable and in the best interests of the Shareholders of the Company, (ii) approved and adopted this Agreement, the Transaction Documents to which the Company is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Shareholders and (iv) directed that this Agreement and the Merger be submitted to the Shareholders for their approval and adoption immediately following the execution hereof. The only votes or consents required to obtain the Shareholder Approval are set forth on Schedule 3.2(b). Other than as set forth on such Schedule 3.2(b), no other proceedings or actions on the part of the Company or any of its Shareholders are necessary to obtain the Shareholder Approval.

Section 3.3 Enforceability. This Agreement has been duly authorized, executed and delivered by the Company and, assuming (i) due authorization, execution and delivery by the other parties and (ii) the Shareholder Approval being obtained, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. At the Closing, the Transaction Documents to be executed and delivered by the Company will have been duly executed and delivered by duly authorized officers or other signatories of the Company and, assuming (i) due authorization, execution and delivery by the other parties thereto and (ii) the Shareholder Approval being obtained, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except to the extent enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

Section 3.4 Consents; Non-contravention. The Company does not need to give any notice to, make any filing with or obtain any authorization, consent, Order or approval of any Governmental Entity in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated herein and therein. Except as set forth in Schedule 3.4, neither the execution, delivery and performance of this Agreement and the other Transaction Documents, nor the consummation of the transactions contemplated herein and therein will: (a) violate any provision of the Company’s Organizational Documents; (b) require any consent of or notification to any third party, conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under, any Material Contract or material Permit to which the Company is a party, subject or otherwise bound; (c) the Company’s Knowledge, violate any Law or Order to which the Company or any of its assets or businesses is subject or otherwise bound; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the assets or businesses of the Company or any of the Company Shares, except with respect to (b), (c) and (d), where such breach, default, violation or creation or imposition of any Lien (other than Permitted Liens) would not individually or in the aggregate result or be reasonably expected to result in a Material Adverse Effect.

Section 3.5 Capitalization.

(a) The authorized share capital of the Company consists solely of 8,500,000 Ordinary Shares of the Company, 3,000,000 Preferred C Shares, 1,300,000 Preferred B Shares and 1,500,000 Preferred A Shares. The issued and outstanding share capital of the Company consists solely of 1,577,2891 Ordinary Shares of the Company, 1,353,248 Preferred C Shares, 734,947 Preferred B Shares, and 957,896 Preferred A Shares. There are no shares of share capital of the Company of any other class authorized, issued or outstanding. All of the issued and outstanding Company Shares have been validly issued, are fully paid and non-assessable, and, except as set forth on Schedule 3.5(a)(i), are not subject to, nor were they issued in violation of, any purchase or call option, preemptive rights, rights of first refusal or similar right. Schedule 3.5(a)(ii) sets forth, with respect to the Company Shares, the record and beneficial owners thereof as of the date hereof, the number of each type of Company Shares held by each such owner (including the number of Ordinary Shares of the Company into which such Company Shares are convertible), and whether any such Company Shares are unvested or subject to a repurchase option, risk of forfeiture or other contractual right as of the date of this Agreement, and with respect to the Company Convertible Instruments, the Company Shares which holders of the Company Convertible Instruments are entitled to receive upon conversion thereof pursuant to the consummation of the transactions contemplated in this Agreement. Each Shareholder holds his, her or its Company Shares free and clear of all Liens. Schedule 3.5(a)(iii) sets forth the number of Ordinary Shares of the Company into which each Preferred C Share, Preferred B Share and Preferred A Share, respectively, is convertible as of immediately prior to the Closing pursuant to the Company Charter.

[1]	Slight changes may be required due to options exercise

(b) Other than the Company Convertible Instruments set forth in Schedule 3.5(b) and the Company Warrants, there are no outstanding subscriptions, options, warrants, convertible securities, puts, calls, rights to subscribe, conversion rights, or other agreements, rights or commitments of any character relating to the issued or unissued share capital or other securities of the Company by which the Company is bound.

(c) As of the date of this Agreement, there exist no in-the-money outstanding Company Options issued to participants pursuant to the Company Incentive Plan, which is the only option or equity compensation plan currently sponsored by the Company, other than as set forth in Schedule 3.5(c). Other than as set forth in Schedule 3.5(c), the Company Incentive Plan constitutes the only Contract of the Company pursuant to which the Company has or may grant, make or issue options, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Ordinary Shares of the Company. The Company has furnished to Purchaser complete and accurate copies of the forms of agreements and instruments relating to or issued under the Company Incentive Plan, including all exhibit, attachments, amendments, modifications, and supplements thereto, as well as complete and accurate copies of any individual agreements or instruments which deviate from the provided forms of agreements and instruments.

(d) Except as set forth on Schedule 3.5(d), to the Company's Knowledge there are no voting trusts, voting agreements, investors rights agreements, proxies, stockholder agreements or other agreements that may affect the voting or transfer of the Company Shares (including agreements relating to rights of first refusal, “co-sale” rights, “drag-along” rights or registration rights) of any Company Shares, or any other investor rights, including rights of participation (i.e., pre-emptive rights), voting, board observation, information or operational covenants (collectively, the “Rights Agreements”).

(e) The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests. No former holder of any Equity Interests of the Company has asserted any claim or rights against the Company or any Shareholder that remains unresolved and, to the Company’s Knowledge, no such claim is threatened. The Company has no right or obligation (contingent or otherwise) to acquire any direct or indirect equity ownership in, or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(f) Schedule 3.5(f) sets forth all of the Indebtedness of the Company. The Company is not in default or otherwise in breach of any Contracts pursuant to which Indebtedness was issued to the Company. Other than as set forth in Schedule 3.5(f), no holder of Indebtedness has any right (i) to convert or exchange such Indebtedness for any Equity Interests of the Company or (ii) to vote for the election of directors of the Company or to vote on any other matter.

(g) The Purchaser Share Consideration issued to the holders of the Company Shares and Company Warrants under Section 2.2 and as set forth on the Payout Spreadsheet will be calculated and will be issued (when issued in accordance with and subject to the terms of this Agreement) in accordance with and subject to all terms of the Organizational Documents of the Company as in effect on the date hereof and on and as of the Effective Time, all applicable Laws and any other Contractual requirements on the part of the Company. No holder is entitled to any treatment of its Company Shares and Company Warrants as applicable, other than as provided in this Agreement.

(h) Upon and subject to Closing, any agreement pursuant to which holder of Company Warrants is granted a right to purchase any Company Shares, and all Company Warrants held by holder of Company Warrants, shall be cancelled and have no further force and effect.

Section 3.6 Subsidiaries.

(a) Except for Zebra Medical Vision, Inc, a Delaware corporation and wholly owned Subsidiary of the Company (the “US Subsidiary”), the Company does not have any Subsidiaries and except as set forth in Schedule 3.6(a) has never had any other Subsidiaries. Other than with respect to the US Subsidiary, the Company does not own any Equity Interests or other securities of, or any equity, voting, financial or ownership interest in, any entity.

(b) The Company owns, beneficially and of record, all of the issued and outstanding stock capital of the US Subsidiary, and all the rights thereto free and clear of liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust or other voting agreements.

(c) All issued and outstanding share capital of the US Subsidiary has been duly authorized, and is validly issued and outstanding and fully paid and was issued in accordance with the registration and qualification provisions of all applicable laws.

(d) The US Subsidiary is duly organized, validly existing and in good standing under the applicable laws of the State of Delaware, and has full corporate power and authority to own its assets and to conduct its business. The US Subsidiary is qualified to do business and the Company is not aware of any reason or factor which may prevent the US Subsidiary from being in good standing wherever the nature of such US Subsidiary’s business is being conducted. The US Subsidiary has not taken or failed to take any action, which action or failure would preclude or prevent it from conducting its business after the Closing Date in the manner heretofore conducted or as proposed to be conducted prior to the Closing Date.

(e) The US Subsidiary does not own Equity Interests or other securities of, or any equity, voting, financial or ownership interest in, any entity.

(f) All of the corporate rights in and to the US Subsidiary are held by, and vested in, the Company.

(g) Any representation provided in this Article III with respect to the Company shall, where applicable, be deemed to have been provided, mutatis mutandis, with respect to the US Subsidiary, unless explicitly excluded herein (for purpose of clarification, the mere reference to the Company itself (without adding a reference to the US Subsidiary) shall not be deemed an explicit exclusion for the purpose hereof).

Section 3.7 Financial Statements.

(a) Attached as Schedule 3.7(a) are complete and accurate copies of (i) the audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows (together with any notes thereto) of the Company as of and for the years ended December 31, 2018 and 2019 (the “Audited Financial Statements”), (ii) an unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows (together with any notes thereto) of the Company as of and for the years ended December 31, 2020 (the “Unaudited Financial Statements”), and (iii) the unaudited but reviewed consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows (together with any notes thereto) of the Company as of and for the 5-month period ended May 31, 2021 (the “Interim Financial Statements” and, together with the Audited Financial Statements and the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements (A) are consistent with and derived from the monthly books and records of the Company, (B) were prepared in accordance with US GAAP consistently applied through the periods covered thereby and (C) present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations and cash flows of the Company for the periods covered by such statements, in accordance with US GAAP consistently applied through the periods covered thereby, except as disclosed therein.

(b) Complete and accurate copies of the books of account, share record books, minute books, bank accounts, and other corporate records of the Company in the Company’s possession have been made available by the Company to Purchaser, and such books and records have been maintained in accordance with good business practices. The minute books of the Company contain accurate and complete records of all material meetings held, and material action taken, by the Shareholders, the Company’s board of directors, and the committees of the Company’s board of directors, and no material meeting of the Shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

(c) The Company maintains adequate internal accounting controls which ensure that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the Company’s financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to affect the collection and/or valuation thereof on a current and timely basis.

Section 3.8 Undisclosed Liabilities; Indebtedness. The Company does not have any Liabilities other than Liabilities: (a) set forth on the balance sheet in the Interim Financial Statements and not discharged subsequent to the date of the Interim Financial Statements; (b) for Transaction Expenses that will be paid by the Company at the Closing in accordance with the terms of this Agreement; (c) incurred by the Company subsequent to the date of the Interim Financial Statements in the ordinary course of business consistent with past practices and not discharged subsequent to the date of the Interim Financial Statements; or (d) with respect to future performance (and not breach) under the executory portion of any Material Contract by which the Company is bound and that was entered into in the ordinary course of the business consistent with past practices, in the cases of each of (c) and (d), none of which is or may reasonably be expected to be (individually or in combination with any other Liability) material to the Company. The Company is not a party to, nor does the Company have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or any off-balance sheet arrangements where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company in the Financial Statements.

Section 3.9 Assets.

(a) The Company is the sole owner of all right, title, and interest in and to all assets reflected as being owned by it in the Interim Financial Statements and all other assets and property, real and personal, tangible and intangible owned, held or used by it, other than (i) any property or assets leased to the Company or (ii) Intellectual Property licensed to the Company (collectively, the “Assets” and, together with (A) all property or assets leased to the Company and (B) Intellectual Property licensed to the Company, the “Property”), and, except as set forth on Schedule 3.9(a) and other than pursuant to the express terms of any license agreement pursuant to which Intellectual Property is licensed to the Company, there exists no restriction on the use or transfer of the Property. Other than set forth in Schedule 3.9(a), no Property is in the possession of others and the Company does not hold any property on consignment. The Company has (I) good title to all of the Assets owned by it, free and clear of all Liens, other than Permitted Liens, and (II) a valid leasehold interest in all of the leased Property or a valid license right to use all of the licensed Property, free and clear of all Liens. Upon the Closing, the Company shall continue to be vested with good title to, or a valid leasehold interest or license right interest in, the Property.

(b) All of the tangible Property has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is presently used.

Section 3.10 Taxes.

(a) The Company has properly completed and timely filed all income and other material Tax Returns required to be filed by it prior to the Closing Date, has timely paid all material Taxes required to be paid by them (whether or not shown on any Tax Return), and has no material Liability for Taxes in excess of the amounts so paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings. All such Tax Returns were materially complete and accurate and have been prepared in material compliance with applicable Law. There is no written claim for Taxes being asserted against the Company that has resulted in a Lien against any of the assets of the Company.

(b) The Company has made available to Purchaser true, correct and complete copies of (i) all material Tax Returns filed, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company, (ii) any audit report, ruling, decision, closing or settlement agreement, technical advice memorandum, tax holiday or similar document issued since the inception of each of the Company (or otherwise with respect to any audit or proceeding in progress) relating to Taxes of the Company, (iii) any examination reports, and statements of deficiencies assessed against or agreed to by the Company, and (iv) all material written communications to, or received by the Company from any Tax authority, and (v) all Tax opinions and legal memoranda and similar documents for the Company, in each case under (ii) to (v), for all taxable periods or all tax years with respect to which the applicable statute of limitations has not expired. No election has been made with respect to Taxes of the Company in any Tax return that has not been made available to Buyer.

(c) The Financial Statements reflect all Liabilities for unpaid Taxes of the Company. The Company does not have any Liability for Taxes that is not included in the Financial Statements.

(d) There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in writing in a jurisdiction where the Company do not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, including from payments made or deemed made to employees, suppliers, lenders, SAFEs or any other Persons (including, without limitation, with respect to the Company Convertible Instruments and any applicable withholding in connection with the conversion thereof) and has duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all applicable Laws. The Company is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax laws.

(f) The Company has duly withheld and deducted all of the amounts required to be paid by the Company on account of the issuance of the shares pursuant to convertible instruments, or was otherwise exempted from such requirement.

(g) The Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.

(h) The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

(i) The Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder nor is it subject to reporting obligations under Sections 131D or 131E of the Ordinance or Sections 67C and 67D or similar provisions under the Israel Value Added Tax law of 1975.

(j) The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(k) The Company is a resident for Tax purposes solely in its country of incorporation, and the Company is not and has never been subject to Tax in any jurisdiction other than its country of incorporation whether by virtue of having employees, a permanent establishment (within the meaning of an applicable Tax treaty), any other place of business in such jurisdiction or by virtue of exercising management and control in such jurisdiction. The Company is not, and has never been, treated as engaged in the conduct of a “trade or business” within the United States for purposes of Sections 875, 882, 884 or 1446 of the Code.

(l) Schedule 3.10(k) of the Disclosure Schedules sets forth a true, correct and complete list of any Tax exemption, Tax holiday or other Tax-sharing arrangement or order that the Company has in any jurisdiction, including the nature, amount and expiration date of such Tax exemption, Tax holiday or other Tax-sharing arrangement. The Company is in compliance with all terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Entity and, to the Knowledge of the Company, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order. The Company has never made any election to be treated or claimed any benefits as “Beneficial Enterprise” (Mifaal Mutay) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959. The Company has not taken any position, or represented to any person, that it meets the requirements under the so called “The Angels Law” pursuant to Section 20 of the 2011-2012 Economic Policy Law (Legislation Amendments), 2011 and any amendments thereto.

(m) The Company has made available to Purchaser all documentation relating to any applicable Tax incentives. The Company and is in compliance with all the material requirements of all such Tax incentives and none of the incentives will be jeopardized by the consummation of the Merger.

(n) The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(o) The Company does not own any interest in any controlled foreign corporation pursuant to Section 75B of the Ordinance, or other entity the income of which is required to be included in the income of the Company. The Company is not and has never been a controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).

(p) The Company (i) is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) does not have any Liability or potential Liability to another party under any such agreement, other than customary provisions in any commercial agreement entered into in the ordinary course of business that does not primarily relate to Tax matters.

(q) The Company has not taken a position in any Tax Return that would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (to the extent applicable) or any comparable provisions of state, local or foreign applicable Law.

(r) The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (including Section 131(g) of the Ordinance).

(s) Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(t) The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of applicable Law, by Contract or otherwise.

(u) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(v) Other than as set forth in Schedule 3.10(u), the Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).

(w) The Company is not a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(x) The Company has not received any official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(y) The Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company is not subject to Section 1.897-2(h) of the Treasury Regulations.

(z) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of share intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(aa) The Company has not made any classification election pursuant to Section 301.7701-3 of the Treasury Regulations other than the elections described in Section Error! Reference source not found..

(bb) The Company has not made any election statements under Section 83(b) of the Code.

(cc) The Company is not a party to any “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code). The Company is under no obligation to provide any gross up, indemnification, reimbursement or other payment for any Taxes, including any excise or additional Taxes, under Section 409A of the Code.

(dd) The Company is not subject to any transfer pricing laws and regulations. No Tax Authority has proposed, asserted or otherwise discussed with the Company the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements. No transfer pricing adjustment is reasonably expected to be proposed, asserted or raised by any Tax Authority with respect to the Company either before or after the Closing Date (i) with respect to any transactions that occurred prior to the Closing Date or (ii) as a result of any transfer pricing documentation being provided to any Tax Authority by the Company prior to Closing Date.

(ee) No individual classified by the Company as a non-employee (such as, an independent contractor, leased employee or consultant) was or will be considered as an employee of the Company by an applicable Tax Authority.

The Company complies, and have always been compliant, with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder in all material respects. All intercompany transactions between the Company and the US Subsidiary have met in all material respects the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder (or any corresponding provision of applicable state, local or non-U.S. Tax Law)

Section 3.11 Conduct of Business. Other than as set forth in Schedule 3.11, since December 31, 2020, (i) the Company has operated only in the ordinary course of business consistent with past practice and there has not been or occurred any event, circumstance, change, effect or occurrence that would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the Company has not:

(a) (i) amended any of its Organizational Documents or (ii) merged or consolidated with, or acquired, by any means, the shares or assets of any other Person;

(b) taken any action for its winding up, liquidation, dissolution or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of all or any of its assets or revenues;

(c) made any change in its authorized share capital, issued any shares of share of any class, or issued or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued share capital of the Company;

(d) (i) declared, set aside, established a record date for, made or paid any dividend or distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its share capital, (ii) split, combined or reclassified any shares of the Company’s share capital or any other Equity Interests, (iii) purchased, redeemed or otherwise acquired any shares of the Company’s share capital or any other Equity Interests or any rights, warrants or options to acquire any such shares or other securities, or (iv) made any other actual, constructive or deemed distribution in respect of any shares of the Company’s share capital or other Equity Interests or otherwise make any payment(s) to any Shareholder in its capacity as such;

(e) sold or transferred any of its assets or property (including any Intellectual Property), except for sales of inventory and transfers of cash in payment of trade payables in the usual and ordinary course of business consistent with past practice;

(f) incurred any Lien, other than Permitted Liens, on any of its material assets or properties;

(g) suffered any material loss, or any interruption in use, of any material assets or property of the Company that is not fully covered by insurance, whether on account of fire, flood, riot, strike, act of God or otherwise;

(h) settled or compromised, or agreed to settle or compromise, any claim against the Company, or waived any material right of the Company;

(i) initiated any Proceeding, settled or compromised, or agreed to settle or compromise, any Proceeding initiated by or on behalf of the Company (except to the extent permitted by part (h) above);

(j) (i) incurred, assumed, sold or guaranteed any Indebtedness, (ii) paid, repaid, discharged or satisfied any Indebtedness, (iii) amended the terms of any Contract related to Indebtedness, (iv) made a loan or advance to any Person or (v) purchased any debt securities of any Person;

(k) made any material change to its accounting methods or practices;

(l) made or changed any Tax election; changed any annual Tax accounting period; adopted or changed any method of Tax accounting; filed any amended Tax Return; entered or changed into any litigation, settlement or final determination of any tax audit, claim, compromise, or other proceeding or assessment involving the Company and any resolution of any Tax liability or claim for any refund of Taxes or entered into any closing agreement (as described in Section 7121 of the Code or any corresponding or similar provision of state, local or non-U.S. Law); or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability;

(m) sold, assigned, transferred, leased, or exclusively licensed any material Intellectual Property of the Company, or, other than in the ordinary course of business, granted non-exclusive licenses to any material Intellectual Property of the Company, disclosed any source code of any Company Software to any Person, disclosed any other material confidential information included in Owned Intellectual Property to any Person (other than to Purchaser and its Affiliates or pursuant to written, valid and binding non-disclosure agreements), or abandoned or permitted to lapse or otherwise fail to maintain in full force and effect any applications or registrations for material Owned Intellectual Property;

(n) revalued any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by US GAAP;

(o) made any material change in the Company’s cash management practices, including accelerating billing of customers or collection of receivables or delaying payment of any expenses or payables or taken any action with the intention of increasing the amount of Cash;

(p) (i) entered into any Contract for the purchase or lease of any additional real property or (ii) terminated or provided a notice of non-renewal of any lease of real property;

(q) (i) adopted or amended any (A) bonus, profit sharing, compensation, severance, share option, pension, retirement, deferred compensation, collective bargaining agreement, neutrality agreement or other labor agreement with any labor union or other collective bargaining representative, or (B) employment or other employee benefit plan, agreement, or arrangement for the benefit or welfare of any employee, officer, director or independent contractor or former director, employee, officer or independent contractor, (ii) except for salary increases made in the ordinary course of business consistent with past practice and not in excess of 2%, increased the compensation or benefits of any such persons or paid any material benefit not required by an existing Benefit Plan, or (iii) except with respect to the approval of this Agreement, taken any action that would, or would be reasonably likely to, result in the acceleration of vesting of any Company Option;

(r) (i) terminated the employment of any manager, officer or employee, or the engagement of any consultant or contractor, except in the ordinary course of business consistent with past practice or (ii) hired or terminated any employee, or engaged or terminated the engagement of any consultant or contractor, with a base salary or annual compensation in excess of $75,000;

(s) recognized any labor union or labor organization as the bargaining representative of any employees of the Company, or negotiated or agreed to any collective bargaining agreement or other Contract with a labor union or labor organization;

(t) entered into, amended, modified, terminated or received notice of termination of, or granted any waiver, release or assignment of any material rights or claims under, any Material Contract or

(u) entered into any commitment or agreement to do any of the foregoing.

The foregoing representations and warranties shall not be deemed to be breached solely by virtue of the entry by the Company into, or the Company’s performance of, this Agreement or its consummation of the transactions contemplated by this Agreement or by any action taken after the date hereof at the written direction of or with the written consent of Purchaser.

Section 3.12 Contracts. Schedule 3.12 contains a list of the following Contracts which the Company is a party to, bound by, or has any obligation under (each Contract that is listed on Schedule 3.12 and each Contract that is required to be listed on Schedule 3.12, but is not so listed, a “Material Contract”), in each case as of the date hereof:

(a) Contracts containing (i) any covenant that restricts or purports to restrict the Company’s right to compete, directly or indirectly, with any other Person in any geographic area, (ii) terms in which Company grants to a third party any “most favored nations” terms or an exclusive right to purchase from Company with respect to any product or geographic area, (iii) terms in which Company grants any “right of first offer” or “right of first refusal” to any other Person to acquire the Company or any assets or business thereof, or (iv) any provision in which Company grants exclusivity in favor of any third party;

(b) Contracts providing for an expenditure by the Company in excess of $50,000 in any given 12-month period or in excess of $100,000 in the aggregate;

(c) Company Intellectual Property Agreements;

(d) Any Contract pursuant to which the Company settled any dispute, or released or was released from any claim pertaining to, any Intellectual Property;

(e) Contracts providing for the Company’s sale of products, the Company’s provision of services, or the Company incurring warranty liability (i) in excess of $50,000 in any given 12-month period annually, in any such case (ii) pursuant to which the Company has agreed to indemnify or hold harmless the other party thereto for claims arising from any actions or inactions of a Person other than the Company or its Affiliates, agents, employees, officers and representatives, or (iii) pursuant to which the other party thereto has the right to setoff amounts owed to the Company against amounts claimed or owed against the other, or any Affiliate of any of them;

(f) Contracts pursuant to which the Company is obligated to sell products or to provide services to third parties which (i) the Company knows is at a price which would result in a net loss to the Company on the sale of such products or provision of such services, (ii) contain terms or conditions which the Company knows it will be unable, in any material way, to satisfy or fulfill, (iii) do not contain a limitation on the Company’s liability for consequential damages, (iv) does not contain a cap on damages, or (v) provides that the Company pays liquidated damages; in each case in accordance with the terms of such Contract;

(g) Contracts with any Material Customer or Material Supplier;

(h) leases or subleases, either as lessee or sublessee or lessor or sublessor, of personal or real property;

(i) Contracts providing for an expenditure by the Company for the purchase, lease or sale of any real property;

(j) Contracts that are a profit-sharing, option, equity interest purchase, equity-based compensation, deferred compensation or other plan or material arrangement for the benefit of, or relating to, current or former directors, officers, managers, independent contractors or employees of the Company;

(k) Contracts pursuant to which any Transaction Expenses are payable;

(l) Contracts relating to Indebtedness or any Lien, including any loan or credit agreements, pledge agreements, notes, security agreements, mortgages, debentures, indentures, or letters of credit;

(m) Contracts relating to the acquisition or disposition of a Person or business (i) during the last five years or (ii) pursuant to which the Company has any continuing rights or obligations;

(n) Contracts providing for indemnification of any officer, director, employee, or agent of the Company (other than commercial Contracts entered into in the ordinary course of business with the Company’s vendors, customers or partners);

(o) Contracts involving a partnership, joint venture or the sharing of profits or losses, and any stockholder or limited liability company agreements;

(p) collective bargaining agreements, neutrality agreements, card-check agreements, or other Contracts of any kind with a labor union, works council, or other labor organization with respect to any employee of the Company;

(q) Contracts with any employee leasing or staffing company by which such employee leasing or staffing company’s employees or contractors provide services to the Company;

(r) Contracts requiring payments from, or providing for payments to, the Company in excess of $50,000 per annum that are not cancelable by the Company without penalty on 30 days’ notice or less that are not specifically described on any other Schedule to this Agreement;

(s) Contracts relating to any interest rate, currency, commodity derivatives, hedging, or similar transaction;

(t) Contracts with a Related Party;

(u) Contracts containing continuing obligations of the Company relating to any resolution or settlement of any actual or threatened Proceeding; and

(v) Contracts containing any revocable or irrevocable power of attorney granted to any Person for any purpose whatsoever.

(w) Contracts providing for Government Grants from any governmental authority;

The Company has provided to Purchaser a complete and accurate copy of each Material Contract, together with all amendments, exhibits, attachments and waivers thereto. Each Material Contract is legal, valid, binding upon and enforceable against the Company in accordance with its terms and, to the Company’s Knowledge, the other parties thereto. The Company has not materially breached any Material Contract or received any written (or, to the Company’s Knowledge, verbal) notice alleging that a material breach or default by the Company has occurred thereunder and, to the Company’s Knowledge, no material breach or default by the other contracting parties has occurred thereunder. Except as set forth on Schedule 3.12, no event has occurred which, with the passage of time or the giving of notice, or both, would constitute, a material default under or a violation of any Material Contract by the Company or, to the Company’s Knowledge, any other party to such Material Contract. Except as set forth on Schedule 3.12, the Company has not received any written or, to the Company’s Knowledge, oral notification that any party to a Material Contract intends to cancel, terminate, materially adversely modify, refuse to perform or refuse to renew such Material Contract (if such Material Contract is renewable).

Section 3.13 Permits. The Company possesses, and has possessed, all material Permits that are required under applicable Law or necessary in order for the Company to conduct its business as presently conducted or then conducted, as applicable, the lack of which is could have a Material Adverse Effect. The operation of the business of the Company as currently conducted is not, and has not been in violation of, nor is the Company in default or in violation under any Permit, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any Permit, except in each case where such default or violation of such Permit would not reasonably be expected to be material to the Company. There are no actions pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification of any Permit would not reasonably be expected to materially impair the ability of the Company to conduct the business as presently conducted and perform its obligations hereunder. The Company has not received or been subject to any written notice, charge, claim or assertion, or, to the Company’s Knowledge, any other notice, charge, claim or assertion, in each case alleging violations of any Permit, nor to the Company’s Knowledge, has any such notice, charge, claim or assertion been threatened, except where the receipt of such notice, charge, claim or assertion would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Company to conduct its business as currently conducted or to perform its obligations hereunder. Except as set forth on Schedule 3.13, the business of the Company and its Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization, marketing or export requires the Company or any of its Subsidiaries’ to obtain a license from any Governmental Authority, including, without limitation, the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974, or under any other Law regulating the development, commercialization, marketing, or export of technology, knowledge, services or goods (including, without limitation, the Israeli Defense Export Control Law, 2007, the Israeli Order of Import and Export (Control of Export of Dual Use Goods, Services and Technologies), 2006, or the Israeli Trading with the Enemy Ordinance, 1939).

Section 3.14 Litigation. There are no, and there have not been since June 1, 2016, any Proceedings of any kind or nature, in law or equity, pending or, to the Company’s Knowledge, threatened (i) against the Company or any assets of the Company or used by the Company or any Person whose liability for such Proceeding has been retained or assumed by the Company, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement; or (iii) that relates to the ownership of any Company Shares, or any Company Option or other right to Company Shares or other securities of the Company, or right to receive consideration as a result of this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding. The Company is not a party to, or specifically subject to, any Order or in receipt of a subpoena, civil investigative demand, warrant, or other type of request for documents or information by a Governmental Entity.

Section 3.15 Compliance with Laws.

(a) The Company is, and at all times has been, in compliance in all material respects with all applicable Laws and Orders. The Company has not received any written or, to the Company’s Knowledge, oral notice of violation of any applicable Law or Order and, to the Company’s Knowledge, no investigation by any Governmental Entity is pending with respect to any actual or alleged violation of Law by the Company or any of its officers, directors or employees (in their capacity as such).

(b) Neither the Company nor any of its Affiliates or any of its or their officers or directors, (in their capacity as such), nor to the Company’s Knowledge, any employees, consultants, contractors agents, or other Persons acting for or on behalf of the Company or any of its Affiliates (i) has been or is designated on, or is owned or controlled by any Person that has been or is designated on, any list of any Governmental Entity as Persons with whom U.S. Persons cannot transact, including the U.S. Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, (ii) is a national of, organized under the Laws of, or resident in any country or territory which is itself the subject of any economic sanctions by any Governmental Entity or (iii) has been convicted of a criminal offense that would trigger exclusion pursuant to 42 USC 1320a-7(a) or is listed or has been listed by a Federal or State agency as currently suspended, debarred, excluded, or otherwise ineligible for State or Federal healthcare program participation.

(c) Neither the Company or any of its Affiliates, nor, to the Company’s Knowledge, any Person acting or purporting to act on behalf of the Company or any of its Affiliates or with respect to the business of the Company has at all times, directly or indirectly, (i) made or received any payment which was not legal to make or receive, (ii) improperly given, offered, promised or authorized the giving of money or anything of material value to any government official or employee (including officials or employees of state-owned or controlled businesses and institutions), political party or campaign official, candidate for foreign political office, official or employee of a public international organization, or any other person acting on behalf of any of the foregoing, or (iii) engaged in any conduct constituting a violation of Sections 290-297 of the Israeli Penal Law 1977, the U.S. Foreign Corrupt Practices Act of 1977 and the regulations promulgated thereunder, the UK Bribery Act of 2010, or any similar Law. No investigation or Proceeding relating to any payment described in this Section 3.15(c) that was made, or is alleged to have been made, by or on behalf of the business of the Company is pending before any Governmental Entity, or, to the Company’s Knowledge, is any such Proceeding threatened.

Section 3.16 Real Property.

Except as set forth on Schedule 3.16:

(a) The Company does not own, and has never owned, any real property.

(b) The Company does not currently lease any real property, and does not have any liabilities or obligations with respect to any lease (whether current or former).

Section 3.17 Environmental Matters.

(a) The Company is, and at all times has been, in compliance in all material respects with all applicable Environmental Laws.

(b) The Company possesses all material environmental Permits that are required for the operation of its business.

(c) The Company has not received any notice, written or otherwise, from any Governmental Entity regarding any actual or alleged material violation of any Environmental Laws, including any investigatory, remedial or corrective obligations relating to the Company or the Leased Real Property arising under Environmental Laws.

Section 3.18 Intellectual Property.

(a) Schedule 3.18(a)(i) sets forth a complete list of the following that are owned by the Company: (i) patented or registered Intellectual Property, (ii) pending patent applications and applications for other registrations of Intellectual Property, (iii) material unregistered trademarks and service marks, (iv) domain name registrations, (v) Company Software, (vi) inventions that are being tracked or considered for possible patent filings, and (vii) social media accounts (all of the foregoing, together with all other Intellectual Property that the Company owns or purports to own, being the “Owned Intellectual Property”). The Company possesses good, valid and legal title to, and solely owns all right, title and interest in, all of the Owned Intellectual Property, free and clear of any and all Liens except for Permitted Liens (provided, however, that the above representation shall apply, with respect to items (ii), (iii) and (vi), subject to the Company’s Knowledge). Without derogation from the aforesaid in this Section 3.18(a), each item of Owned Intellectual Property is subsisting and with respect to the items listed in (i) and (iv), valid and enforceable. Schedule 3.18(a)(ii) sets forth a complete list of patent applications that have been filed by the Company that are now abandoned. Schedule 3.18(a)(iii) sets forth a complete list of written opinions or memoranda procured by the Company providing analysis or recommendations regarding freedom to operate, patentability or other patent clearance or infringement analysis searches performed in respect of any Company Software or product or service sold, licensed or otherwise provided by the Company (each a “Company Product”), including any Company Product that employs any Company Software.

(b) Schedule 3.18(b) sets forth a complete list of all: (i) Contracts (other than ordinary course licenses of commercially available software granted pursuant to shrinkwrap, click-wrap, or other standard license agreements requiring annual payments of less than $5,000) pursuant to which the use by the Company of Intellectual Property is permitted by any Person, including as a beneficiary of a covenant not to sue or similar covenant (the “Intellectual Property Licenses” and together with the Owned Intellectual Property, the “Company Intellectual Property”), (ii) Contracts pursuant to which the Company licenses or sublicenses any Intellectual Property to any Person (including by granting a covenant not to sue or similar restrictive covenant), other than (A) non-exclusive licenses granted to vendors and other contractors solely for the purposes of providing services to Company and (B) non-exclusive licenses granted to customers and distributors of Company in the ordinary course of business consistent with past practice, (iii) Contracts pursuant to which Company settled any dispute, or released or was released from any claim pertaining to, any Intellectual Property and (iv) Contracts pursuant to which any Owned Intellectual Property was developed for the Company or the Company’s ownership of which was otherwise procured by the Company (the Intellectual Property Licenses, together with the Contracts identified in items (ii) through (iv) above, the “Company Intellectual Property Agreements”). All of the Company Intellectual Property Agreements are in full force and effect and are valid and enforceable in accordance with their terms. The Company and, to the Company’s Knowledge, each other Person that is party to such Company Intellectual Property Agreement, is in material compliance with all terms and requirements of such Company Intellectual Property Agreement. The consummation of the transactions contemplated by this Agreement will not extinguish, reduce or limit any rights of the Company in any Owned Intellectual Property, under any Company Intellectual Property Agreement, or extinguish, reduce or limit any obligations of any counterparty to any Company Intellectual Property Agreement under any such Company Intellectual Property Agreement.

(c) Other than as set forth in Schedule 3.18(c), the conduct of the Company’s business as currently conducted or as previously conducted, the exercise of the rights of the Company relating to the Company Intellectual Property, and the products and services offered by or on behalf of the Company at any time (whether by sale, license or otherwise) infringe upon, misappropriate or otherwise violate (or have infringed upon, misappropriated or otherwise violated) the Intellectual Property of any Person (provided, however, that the above representation if provided, with respect to any Company Intellectual Property which is not (i) patented or registered Intellectual Property, (ii) domain name registrations, and (iii) Company Software, is subject to the Company’s Knowledge). Other than as set forth in Schedule 3.18(c), the Company has not received any written notice of any claims, and, to the Company’s Knowledge, there are no pending claims, of any Persons relating to the scope, ownership, validity, enforceability or use of any of the Company Intellectual Property. The Company has not been sued or charged as a defendant in any Proceeding alleging the Company’s infringement, misappropriation, or other violation of any Intellectual Property of any Person, nor has any written claim or demand been made against the Company nor, to the Knowledge of the Company, otherwise been threatened against the Company (including by an “invitation” to license as a means to avoid infringement or potential infringement) alleging the Company’s infringement, misappropriation, or other violation of any Intellectual Property of any Person.

(d) Other than as set forth in Schedule 3.18(d), to the Company’s Knowledge, no Person is misappropriating, infringing, diluting or otherwise violating any of the Owned Intellectual Property. No Intellectual Property or other proprietary right misappropriation, validity, enforceability, infringement, dilution or violation actions or Proceedings have been brought or otherwise asserted against any Person by the Company. The Company has taken commercially reasonable measures to maintain and protect Company Intellectual Property, including to protect its rights in and the confidentiality of the source code of the Company Software, its other confidential information and trade secrets and the confidential information and trade secrets of third parties that have been disclosed to the Company in confidence. In respect of the confidential information and trade secrets of third parties, the Company has complied in all material respects with its obligations to such third parties under any written confidentiality or non-disclosure agreements relating to such confidential information and trade secrets.

(e) The Owned Intellectual Property, including any Software that is owned by the Company and that constitutes Owned Intellectual Property (the “Company Software”), was (i) developed by employees of the Company within the scope of their employment who assigned any Intellectual Property and related rights that they may have in or to such Owned Intellectual Property to the Company pursuant to valid and enforceable written agreements; or (ii) developed by independent contractors who assigned any Intellectual Property or related rights that they may have in or to such Owned Intellectual Property to the Company pursuant to valid and enforceable written agreements.

(f) Except as provided in Section 3.18(f), no university, military, educational institution, research center, Governmental Entity, entity owned or controlled by any Governmental Entity, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Subsidiaries for any research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien, or rights to royalties or other consideration on any Company Intellectual Property. Neither the Company nor any of its Subsidiaries is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, none of the employees, consultants or independent contractors of the Company or any of its Subsidiaries who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property was, during the time period in which such Person was engaged by the Company or any of its Subsidiaries, an employee of any R&D Sponsor. Except as provided in Section 3.18(f), all Company Software or any products or Intellectual Property under development by Company or any of its Subsidiaries uses or incorporates Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the IIA. Section 3.18(f) sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from any R&D Sponsor and with respect to each of such Government Grants provided by the IIA: (a) the Benefit Track Number; (b) the file number; (c) file approval date; (d) aggregate amount received; (e) current royalty repayment rate in %; and (f) aggregate royalties repaid.

(g) R&D Sponsor Government Grants

(i) Except as set forth in Section 3.18(g), none of the Company and its Subsidiaries has applied for, nor received any, Government Grant, from any R&D Sponsor.

(ii) The Company has duly paid all royalties due which apply to each specific Government Grant relevant to any Company Intellectual Property (whether IIA Funded Intellectual Property or otherwise), and there have been no disputes or disagreements with the relevant R&D Sponsor (whether the IIA or otherwise) with respect to such.

(iii) The Company submitted to each R&D Sponsor (including the IIA) all the required notices with respect to each non-Israeli Person as required pursuant to the R&D Law, including the form of undertaking that the R&D Law requires be signed by each such non-Israeli Person.

(iv) To the Company's Knowledge and as evidence by written records, the Company is not required to pay any royalties on account of its development and License Agreement with DePuy Ireland Unlimited Company, dated December 9, 2019.

(v) No Lien was ever created with respect to any IIA Funded Intellectual Property and no such IIA Funded Intellectual Property has ever been put in escrow.

(vi) The Company is not, and has not, manufactured (whether by itself or by any other Person), or provided manufacturing rights to another, outside of Israel in any fashion that uses or incorporates IIA Funded Intellectual Property and has not submitted any request to the IIA for permission to do so. The Company has not transferred (including, but not limited to, by way of disclosure of such know-how, deposit in escrow or granting license rights) any IIA Funded Intellectual Property, and has not submitted any request to the IIA for permission to do so. Furthermore, the royalty repayment cap of any Government Grant relevant to the IIA Funded Intellectual Property has not been increased nor has the royalty repayment rate (set forth in Schedule 3.18(f)) been increased – whether or not conditionally.

(vii) The Company has made available to the Purchaser all material letters of approval, certificates of completion, supplements or amendments thereto for Government Grants received by the Company from any R&D Sponsor and all material correspondence related thereto. In each application submitted by or on behalf of the Company (including, without limitation, with respect to IIA Funded Intellectual Property), all material information required by such application has been disclosed accurately and completely in all material respects.

(viii) With the exception of standard restrictions and obligations relating to the receipt of Government Grants from the IIA, there are no other undertakings, restrictions or obligations of the Company or its Subsidiaries in connection with any Government Grant provided with respect to the IIA Funded Intellectual Property. The Company is in compliance with the terms and conditions of all Government Grants received by the Company from any R&D Sponsor (including, without limitation, with respect to IIA Funded Intellectual Property) and the Company has duly and timely fulfilled all the undertakings relating thereto.

(h) The Company does not use or employ in the conduct of its business as currently conducted (including in connection with the sale, license or other provision of products or services to customers or other third parties) any Company Software or other Intellectual Property developed for or provided to a customer of the Company by or on behalf of the Company that the Company has assigned or is obligated to assign to such customer, other than as permitted by the Company’s valid, binding and written agreement with such customer.

(i) Schedule 3.18(i) is a complete and accurate list of all Contracts pursuant to which the Company has granted, or is obligated to grant in the future, to any third party a license, option, or other right to use or acquire any source code of any Company Software or of any other Software included in the Company Intellectual Property (“Company Source Code”), or has provided, disclosed, or made available, or is obligated to provide, disclose, or make available in the future, to any third party any Company Source Code, including any Contracts that provide for source code escrow arrangements (the “Source Code Licenses”).  No Company Source Code has been provided to employees or contractors of the Company except on a need-to-know basis.  No Company Source Code has been provided, disclosed, or made available to any third party except under a valid, binding, written confidentiality agreement or a Source Code License listed on Schedule 3.18(i), or has otherwise been provided, disclosed, or made available to the public.

(j) The Company has not incorporated into any Company Software, or otherwise used, linked, included or derived from or distributed with any Company Software any Open Source Code in a manner that that (i) requires the Company to disclose to any third party any source code of any Company Software; (ii) requires the Company to license a third party to create any derivative work based on any Company Software; (iii) requires the Company to license, or restricts the Company from licensing, any Company Software to any third party; or (iv) requires the Company to grant any patent rights including non-assertion or patent license obligations. The Company has complied in all material respects with all obligations under each Open Source License to which the Company is subject, and Schedule 3.18(i) is a complete and accurate list of all Open Source Code (or URLs to the applicable pages containing Open Source Code) that is used in, linked to or called by, incorporated into, included or distributed with, or from which any Company Software is derived, and identifies the purpose for which such Open Source Code is used, the Open Source License pursuant to which such Open Source Code is licensed, and the source from which such Open Source Code was acquired.

(k) No Company Software and, to the Company’s Knowledge, no Software licensed to the Company, contain any time bomb, virus, worm, Trojan horse, back door, drop dead device, or any other Software designed to disable any other Software or any computer or system automatically, with the passage of time, under the positive control of any Person, or otherwise, to materially interfere with its normal operation, to allow circumvention of security controls, or that is otherwise intended to cause damage to hardware, Software or data (collectively, “Malicious Code”).

(l) All Company Software and all other Software licensed to Company pursuant to an Intellectual Property License, that (i) is material to the operation of the Company, (ii) is distributed, sold, licensed, sublicensed, marketed or otherwise provided to third parties by the Company, (iii) is used or held for use by the Company in connection with its business, or (iv) is owned by the Company and used in the ordinary course of business to provide Company’s services is, (A) in the possession, custody and control of the Company or, with respect to Software licensed to Company pursuant to an Intellectual Property License, Company’s vendors, along with all hardware and software tools, documentation, and other materials used by the Company to exploit the Company Software and such other Software in the ordinary course of business, and such Company Software, other Software and related tools and materials will remain so immediately after Closing and (B) has been catalogued and documented as reasonably necessary to enable competently skilled programmers and engineers to use, update and enhance such items by readily using the existing source code, engineering drawings, machine settings and documentation (collectively, the “Company Software Documentation”), and the Company Software Documentation is in the possession and control of the Company. The source code of the Company Software is contained within a code repository identified on Schedule 3.18(k).

(m) No Company Software or other Owned Intellectual Property is subject to any Order that restricts, impairs or otherwise imposes any obligation with respect to the validity, enforceability, disclosure, use, enforcement, prosecution, maintenance, transfer, licensing or other exploitation of Company Software or other Owned Intellectual Property.

Section 3.19 Data Protection; Privacy.

(a) The Company has established and maintains the policies relating to the data and information processed by or on behalf of the Company, including by any third party on behalf of the Company (“Company Data”), as are set forth on Schedule 3.19(a) (“Company Data Policies”). All such Company Data Policies comply with applicable Data Requirements. The Company has disclosed to Purchaser complete and accurate copies of all Company Data Policies. The Company is in compliance with all Company Data Policies.

(b) Except as set forth on Schedule 3.19(b): (i) the Company is in material compliance with all Data Requirements, (ii) the Company has not received any written notice alleging any failure to comply with any applicable Data Requirements, and (iii) there is no Proceeding pending against the Company by any Person with respect to any actual or alleged violation of any Data Requirements, or any Company Data or the Processing thereof, and to the Company’s Knowledge there is no reasonable basis for any such investigation, proceeding or other action. The consummation of the transactions contemplated by this Agreement will not cause the Company to violate any Data Requirement.

(c) The Company maintains commercially reasonable and appropriate technical, administrative, and physical safeguards and measures that are designed to (i) ensure the availability, integrity, security, and confidentiality of the Company Information Systems and Company Data; (ii) protect against any Security Incident; and (iii) protect against any anticipated threats or hazards to the security or integrity of Company Data or Company Information Systems.

(d) Except as set forth on Schedule 3.19(d), (i) there has been no Security Incident, (ii) the Company has not received any notice alleging the occurrence of any Security Incident, (iii) no Person (including any Governmental Entity) has commenced any Proceeding with respect to any Security Incident and (iv) the Company has not notified and, to the Company’s Knowledge, there have been no facts or circumstances that would require the Company to notify, any other Person (including any Governmental Entity) of any Security Incident or any violation of any Data Requirement.

Section 3.20 Information Technology.

(a) The Company has taken commercially reasonable steps to ensure the systems, devices, networks, and equipment, including hardware, computers, servers, storage devices, workstations, peripherals, routers, hubs, switches, sensors, and other systems, devices or equipment, and all Software operating on or in connection with such systems, devices, networks or equipment, that are used or held for use in the conduct of the business of the Company (the “Company Information Systems”) are reasonably adequate for the operation of the businesses of the Company as currently conducted[, and the Company has purchased a sufficient number of license seats for all Software currently used by or on behalf of the Company. With respect to the Company Information Systems: (i) the Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure, or, in the case of Company Information Systems not controlled or configured by the Company, has contractually required its vendor or contractor to implement commercially reasonable procedures to ensure, that such Company Information Systems do not include any Malicious Code, which procedures include the use of antivirus software to protect such Company Information Systems from becoming infected by any Malicious Code; (ii) except as set forth on Schedule 3.20(a), to the Company’s Knowledge, there has not been any material malfunction or any material unplanned downtime or service interruption in or affecting any Company Information System; (iii) the Company has taken commercially reasonable steps and implemented commercially reasonable procedures to manage its licenses to all Software that is a component of the Company Information Systems controlled or configured by the Company and ensure compliance with the terms of such licenses and have fully complied with all vendor-initiated audits of usage of such Software; and (iv) the Company has taken commercially reasonable steps and implemented commercially reasonable procedures to mitigate risks that the Company Information Systems will be used or accessed by persons other than Company employees, contractors or other authorized personnel or other than in a manner in which such personnel are authorized to use or access the Company Information Systems. The Company has taken commercially reasonable measures to provide for system redundancy and back-up of data and material information in a commercially reasonable manner and has exerted commercially reasonable efforts to avoid disruption or interruption to the business of the Company.

(b) The Company is not obligated to support or maintain any of the Company Software except pursuant to Contracts with customers in the ordinary course of business or as set forth in Schedule 3.20(b).

Section 3.21 Employee Benefits.

(a) Schedule 3.21(a) sets forth a complete and accurate list of all Benefit Plans. The Company has made available to Purchaser, with respect to each Benefit Plan listed on Schedule 3.21(a) (to the extent applicable thereto), copies of the plan document, as currently in effect, or, if such Benefit Plan is not in writing, a written description of the material terms of such Benefit Plan.

(b) Each Benefit Plan, including any related trust or other funding arrangement, has been established, maintained, funded, and administered, in all material respects, in accordance with its terms and in compliance with applicable Laws.

(c) Except as would not reasonably be expected to result in a material Liability to the Company, all contributions, premiums and other payments required to have been made by the Company to the Benefit Plans prior to the Closing Date have been (or will be) timely made or provided for prior to the Closing in accordance with past practice. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Benefit Plans for policy years or other applicable policy periods ending on or before the Closing Date. Full payment has been made of all amounts due under each of the Benefit Plans and to each person employed or formerly employed by the Company that are required under the terms of the Benefit Plans to have been paid, and all obligations regarding the Benefit Plans required to be satisfied prior to the date hereof have been satisfied in all material respects in accordance with the terms of the Benefit Plan.

(d) Other than as stated in the governing documents of such Benefit Plans made available to Purchaser or as required under Law, each Benefit Plan may be amended, modified or terminated without advance notice to or consent by any employee or beneficiary, and without liability for any payment or penalty, other than benefits accrued as of the date of such amendment, modification or termination and administrative expenses. Except as set forth in such Benefit Plan, the Company has not (i) undertaken to maintain any Benefit Plan for a period of time or (ii) announced its intention, or undertaken (whether or not legally bound), to modify (other than as required to maintain such Benefit Plan in compliance with applicable Law) or terminate any Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of Benefit Plan.

(e) Except as explicitly required by the terms of this Agreement or as set forth on Schedule 3.21(e), neither the execution of this Agreement nor the consummation of the transactions hereunder will (whether alone or together with any other event or events, including termination of employment) (i) entitle any current or former Company officer, director, employee or independent contractor to any increase in any compensation or benefits due under any Benefit Plan, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former Company officer, director, employee or independent contractor, (iii) entitle any current or former Company officer, director, employee or independent contractor to any compensation or benefits or (iv) require any contributions or payments to fund any obligations under any Benefit Plan.

(f) Except as set forth on Schedule 3.21(f), there are no claims (other than routine claims for benefits, appeals of such claims and domestic relations order proceedings) pending or, to the Company’s Knowledge, threatened with respect to (or against the assets of) any Benefit Plan that would reasonably be expected to result in a material liability to the Company. Except as set forth on Schedule 3.21(f), to the Company’s Knowledge, no Benefit Plan is, or was during the last three years, under audit or investigation by any Governmental Authority, nor is any such plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by a Governmental Entity, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied.

Section 3.22 Employees; Labor.

(a) There has not been, nor to the Company’s Knowledge has there been a written threat of, any union organizing, labor strike, labor dispute, walkout, slowdown, picketing, refusal to cross picket lines, stoppage or lockout pending concerning the Company or involving any employee of the Company. The Company is not party to or bound by any collective bargaining agreement, Contract or other agreement or understanding, or any duty to bargain, with a labor union, works council or other labor organization, and, to the Company’s knowledge, no labor union, works council or labor organization represents any employees of the Company in respect of their employment with the Company. There is not pending any request or demand that the Company recognize any labor organization as the bargaining representative of any employees of the Company, and no petition for election or unfair labor practice charge is pending or, to the Company’s Knowledge, threatened to be filed with any Governmental Authority.

(b) Schedule 3.22 contains a list of all the current Company Service Providers who receives an average monthly payment of more than US$ 1,000 as of the date of this Agreement has been made available to the Purchaser via a virtual data room and correctly reflects (i) their dates of employment; (ii) their job titles and positions; (iii) work location; (iv) employment classifications (including whether each Company Service Provider is (A) full-time or part-time, (B) hourly or salaried and (C) an employee, contractor or intern); (v) classification as exempt or non-exempt under applicable overtime, wage and hour regulation, including the Hours of Work and Rest Law, 1951; (vi) all compensation and benefits to which each such person is entitled, including their hourly rate of compensation (in case of hourly workers), monthly base salary or annual salary, any other compensation payable to them, whether in cash or otherwise (including housing allowances, cash compensation payable pursuant to bonus, deferred compensation, travel allowances or commission arrangements), social benefits (including bituach menahalim and keren hishtalmut), recuperation pay entitlement or other benefits, and each Company Employee Plan in which they participate or are eligible to participate; (vi) the number of hours and days of sick time to which such persons are entitled and which have accrued; (vii) the vacation days to which such persons are entitled, annual entitlement to vacation days and their accrued and unpaid vacation days; (viii) length of notice period required in order to terminate their employment, if any; (ix) automobiles and other benefits in kind; and (x) their respective contribution rates and the salary basis for such contributions and whether such persons are subject to the arrangement set forth in Section 14 of the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement”) (and, to the extent any such person is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his or her employment and on the basis of his or her entire salary); (xii) their most recent compensation increase including the date and amount thereof; (xiii) whether such persons are on leave or scheduled to be on leave (and if so, the category of leave, the date on which such leave commenced or will commence and the date of expected return to work) and (xiv) visa status, if applicable.

Except as set forth on Schedule 3.22(b), no promises or commitments have been made to any of the Company Service Providers, whether in writing or orally, with respect to any future changes or additions to their compensation or benefits. All Company Service Providers are properly classified and to the Company's Knowledge, no Company Service Provider which is not an employee of the Company or the US Subsidiary would not reasonably be expected to be reclassified by any Governmental Entity as an employee of the Company or the US Subsidiary, and all such Persons’ agreements contain provisions which state that no employer-employee relations exist between such Persons and the Company. No Company Service Providers who is not an employee of the Company or the US Subsidiary is entitled to any rights under any applicable labor laws. All current and former Company Service Providers have received all of their rights to which they are and were entitled according to applicable Laws and their contracts with the Company. Except as set forth on Schedule 3.22(b), the Company does not engage any personnel through manpower agencies.

(c) Without derogating from any of the above representations, the Company’s liability towards Company’s employees regarding severance pay, accrued vacation and contributions to all Company Employee Plans are fully funded or, if not required by any source to be funded, are accrued on the Company’s financial statements as of the date of such financial statements. The Section 14 Arrangement was properly applied for in accordance with the terms of the general permit issued by the Israeli Minister of Labor regarding all former and current employees of the Company who reside in Israel based on their full salaries and from their commencement date of employment. All amounts that the Company is legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Employee Plan or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Laws have in either case been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

(d) The Company is, at all times has been, in material compliance with all applicable Laws respecting labor and employment, employment practices, and terms and conditions of employment. (i) each employee performing service for the Company has been classified properly as exempt or non-exempt under applicable Law concerning wages and hours of employment, and (ii) each Person performing services for the Company as a volunteer, contractor or other non-employee classification has been properly classified as such by the Company.

(e) All payments to Company Service Providers made by the Company have been in payment of bona fide fees and commissions and not as bribes, kickbacks or as otherwise illegal or improper payments. All such payments have been made directly to the parties providing the goods or services for which such payments were made, and no such payment has been paid in a manner intended to avoid currency controls or any party’s Tax reporting or Tax payment obligations. The Company has properly, fairly and accurately reflected on its books and records: (i) all compensation paid to and perquisites provided to or on behalf of its agents and employees; and (ii) all compensation and perquisites that are due and payable or deferred and payable to such persons, but which have not been paid or provided at the Closing Date. Such compensation and perquisites have been properly and accurately disclosed in the respective Financial Statements and other public or private reports, records or filings of the Company, to the extent required by Law.

(f) The Company has been, operated in compliance in all material respects with all Applicable Laws relating to employment, termination of employment and labor matters, including but not limited to, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors, consultants and advisors), wages, pay slips, working hours, overtime and overtime payments, working during rest days, social benefits contributions, termination and severance payment and engaging employees through services providers (including manpower employees and service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011 ), collective bargaining, extension orders, civil rights, safety and health, immigration, work-authorization, privacy issues, fringe benefits, employment practices and the collection and payment of withholding or social security taxes and any similar tax. The Company does not have any outstanding obligations with respect to non-payment of wages. The Company did not receive written notice of complaints, charges or claims against the Company, and there are no controversies, complaints, charges or claims pending or, to the Knowledge of the Company, threatened, between the Company and any current or former Company’s employees, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company, of any individual or Company Service Providers, which controversies have resulted or would reasonably be expected to result in a Proceeding before any Governmental Entity.

(g) Except as set forth on Schedule 3.22(h), the Company has paid in full to each employee all wages, salaries, commissions, bonuses and other compensation due to such Person as of the date hereof and as of the Closing Date.

(h) To the Company’s Knowledge, no current or former officer, director or employee of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, non-solicitation or proprietary rights agreement, between such employee, officer or director and any other Person that in any way adversely affected, affects or may affect (i) the performance of his or her duties as an employee, officer or director of the Company, or (ii) the ability of the Company to conduct business. Except as set forth on Schedule 3.22(h), no third party has notified the Company that any Person currently or formerly engaged or employed by the Company (i) has violated any of the terms or conditions of any employment, non-competition, non-solicitation or non-disclosure agreement that such Person has entered with any third party, (ii) has disclosed or utilized any trade secret or proprietary information or documentation of any third party, or (iii) has interfered in the employment relationship between any third party and any of such third party’s present or former employees. The Company is not obligated to indemnify any Person for such Person’s breach of any terms or conditions of any employment, non-competition, non-solicitation or non-disclosure agreement that such Person has entered with any third party. Each current and former employee of the Company has executed an employee confidentiality and inventions agreement substantially in the form provided to Purchaser.

(i) To the Company’s Knowledge, no allegations of sexual harassment or sexual misconduct have been made against (i) any officer or director of the Company or (ii) any employee of the Company. The Company has not entered into any settlement agreement relating to the allegations of sexual harassment or sexual misconduct by any director, officer or other employee.

(j) No independent contractor of the Company has given notice that he or she intends to terminate or materially reduce his or her relationship with the Company.

(k) The employment of each of the current Company Service Providers is terminable by the Company without cause, subject only to the terms of the respective engagement agreement and applicable Legal Requirements.

(l) All of the employees of the Company which have been terminated prior to the date hereof shall not be employed by the Company as of the Closing and the Company shall have performed a final settlement with each of them and paid all related amounts prior to the Closing.

Section 3.23 Related Parties Transactions. Other than set forth in Schedule 3.23, the Company (a) has not entered into any agreement, Contract, arrangement or other transaction or business relationship with any Related Party other than employment agreements and Benefit Plans in the ordinary course of an employment relationship consistent with the Company’s practices and policies with respect to employees generally, and (b) is not owed and does not owe any financial obligation to or from any Related Party (excluding employee compensation and other ordinary incidents of employment in the ordinary course of business consistent with past practice and consistent with the Company’s practices and policies with respect to employees generally). No property or interest in any property (including designs and drawings concerning machinery) that relates or pertains to or is or will be necessary in the present or currently contemplated future operation of the business of the Company is owned by or leased by or to any Related Party.

Section 3.24 Customers; Suppliers.

(a) Schedule 3.24(a) sets forth a complete and accurate list of the top 20 customers of the Company, determined based on revenue received from such customers, for each of the 2019 and 2020 calendar years (each such customer, a “Material Customer”).

(b) Schedule 3.24(b) sets forth a complete and accurate list of the top 20 suppliers to the Company, determined by dollar purchase volume (measured by gross amount) as made by the Company during each of the 2019 and 2020 calendar years (each such supplier, a “Material Supplier”).

(c) Other than as set forth in Schedule 3.24(c), the Company has not received any written or, to the Company’s Knowledge, oral notice from any Material Customer or Material Supplier to the effect that, and the Company does not have any Knowledge that, any such Material Customer or Material Supplier, (i) with respect to Material Customers, has ceased or materially reduced, or intends to cease or materially reduce, doing business with or refuse or otherwise fail to purchase or pay for goods or services from the Company, or (ii) with respect to Material Suppliers, has ceased or materially reduced, or intends to cease or materially reduce, doing business with or refuse or otherwise fail to supply goods or services to the Company, in each case consistent with past practices. The Company has not received any written, or, to the Company’s Knowledge, oral, notice from any customer requesting a benefit, credit, compensation, reperformance or other recourse on account of any alleged deficiency (including failure to meet timelines) relating to or arising from goods provided or services performed by the Company for such customer, and the Company has no Knowledge of any such claim by any customer. The Company is not involved in any material dispute with any Material Customer or Material Supplier.

Section 3.25 Insurance. Schedule 3.25(a) sets forth a complete and accurate list of all insurance policies and programs maintained by or for the benefit of the Company or in respect of its assets, liabilities, properties or businesses as of the date of this Agreement (the “Insurance Policies”). All such Insurance Policies are in full force and effect and the Company is not in material default with respect to its obligations thereunder. Except as set forth on Schedule 3.25(b), all premiums with respect to the Insurance Policies have been paid in full and the Company has not received any written notice of cancellation, material change in premium or denial of renewal in respect of any of the Insurance Policies. The Company has provided to Purchaser true, correct and complete loss runs for all Insurance Policies and a true, correct, and complete list of all open claims or circumstances with respect to which notice has been provided to the insurer or managing general agent thereof. The Company has not made any claim against an Insurance Policy as to which the insurer is denying coverage or defending the claim under a reservation of rights. To the Company’s Knowledge, there presently exist no claims or circumstances that are reasonably likely to give rise to claims under the Insurance Policies as to which notice has not been provided in accordance with the terms of the applicable Insurance Policies.

Section 3.26 Names; Officers and Bank Accounts. Except as set forth on Schedule 3.26(a), the Company has never used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business, other than the exact name set forth in its articles or certificate of incorporation (as amended to date). Schedule 3.26(b) lists all of the managers, directors, officers, bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) of the Company.

Section 3.27 Accounts Receivable. All of the accounts receivable owing to the Company as reflected on the balance sheet set forth in the Interim Financial Statements (to the extent not received since such date), net of applicable reserves, constitute valid and enforceable claims arising from bona fide transactions for goods sold or services performed in the ordinary course of business. No material account debtor has refused or threatened to refuse to pay, for any reason, any material obligations owed to the Company. All accounts receivable are, to the Company’s Knowledge, fully collectible and no account receivable is subject to any counterclaim, set-off, defense, security interest, claim, or other encumbrance.

Section 3.28 Brokers. Neither the Company nor any of its Affiliates has dealt with or made any arrangement or agreement with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from the Company or any of its Affiliates with respect to the transactions contemplated by this Agreement or introducing the parties to each other.

Section 3.29 Accredited Investors and Qualified Investors. Fewer than 35 of the Shareholders entitled to receive Purchaser Share Consideration pursuant to Section 2.3 are not Accredited Investors (as such term is defined under Reg. S) or otherwise exempted by virtue of Section 15A of the Israeli Securities Law, 1968, and if any such Shareholder is not a natural person, such Shareholder was not organized solely for the purpose of acquiring Ordinary Shares of Purchaser.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the representations and warranties to the Company that are set forth in this Article IV as of the date hereof and as of the Closing Date (except to extent that such representations and warranties speak as of a specific date, in which case such representations and warranties are and will be complete and accurate as of such specific date).

Section 4.1 Organization and Existence. Purchaser is a corporation and Merger Sub is a corporation, and each is duly organized and validly existing under the Laws of the state of its incorporation. Purchaser and Merger Sub have each qualified as a foreign corporation, and are in good standing, under the Laws of all jurisdictions where the nature of their respective businesses or the nature or location of their respective assets require such qualification and where the failure to so qualify would reasonably be expected to have a material adverse effect on the business, operations (including results of operations), assets, liabilities, or financial condition of Purchaser or Merger Sub or on the ability of the parties to consummate the transactions contemplated by this Agreement.

Section 4.2 Power and Authority. Purchaser and Merger Sub each have full corporate power and authority to enter into and perform this Agreement and all the other Transaction Documents to be executed or delivered by them in connection with the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the other Transaction Documents to which each is a party by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated in this Agreement and the other Transaction Documents to which Purchaser and Merger Sub are a party have been duly and validly approved by each of Purchaser’s and Merger Sub’s boards of directors and by Merger Sub’s sole shareholder. The approval of Purchaser’s stockholders for Purchaser to execute this Agreement and the other Transaction Documents to which Purchaser is a party or consummate the transactions contemplated by this Agreement is either not required or has been duly given. Other than the adoption of this Agreement by Purchaser in its capacity as the sole shareholder of Merger Sub, which shall occur on the date of this Agreement, no other Proceedings are necessary on the part of Purchaser or Merger Sub to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser or Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated herein and therein.

Section 4.3 Enforceability. This Agreement has been duly authorized, executed and delivered by duly authorized officers or other signatories of each of Purchaser and Merger Sub, and the material terms of the Merger have been approved by Purchaser’s board of directors and, assuming due authorization, execution and delivery by the other parties, constitutes a legal, valid and binding obligation of Purchaser and Merger Sub, respectively, enforceable against each of Purchaser and Merger Sub in accordance with its terms, except to the extent enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. At the Closing, the Transaction Documents to be executed and delivered by each of Purchaser and Merger Sub will have been duly executed and delivered by duly authorized officers of Purchaser and Merger Sub, respectively, and, assuming due authorization, execution and delivery by the other parties thereto, will constitute valid and binding obligations of each of Purchaser and Merger Sub, enforceable in accordance with their terms, except to the extent enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors' rights and by the availability of injunctive relief, specific performance and other equitable remedies.

Section 4.4 Capitalization . The issued and outstanding share capital of Purchaser, as of the date hereof on a Fully Diluted As Converted Basis is as set forth on Schedule 4.4. Other than set forth in Schedule 4.4, as of the date hereof there are no outstanding warrants and/or options to purchase shares of the Purchaser and there is no undertaking or understanding in connection with the issuance of any shares or securities of the Purchaser. "Fully Diluted As Converted Basis" shall include all shares of Purchaser (whether ordinary shares, preferred shares, or otherwise) which are issued and outstanding at the time, as well as all shares issuable assuming the exercise, conversion or exchange into shares of all warrants, options, notes, debentures, or other rights, securities, agreements or other commitments which by their terms are exchangeable, exercisable or convertible (taking into account anti-dilution or other similar rights), directly or indirectly, for or into share capital of the Parent, whether or not vested, and whether outstanding, promised or contingent.

Section 4.5 Consents; Non-contravention. Neither Purchaser nor Merger Sub needs to give any notice to, make any filing with or obtain any authorization, consent, Order or approval of any Governmental Entity in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated herein and therein. Neither the execution, delivery and performance of this Agreement and the other Transaction Documents, nor the consummation of the transactions contemplated herein and therein: (a) will violate any provision of the Organizational Documents of Purchaser or Merger Sub; (b) will violate any Law or Order to which Purchaser or Merger Sub or any of Purchaser’s or Merger Sub’s assets or businesses is subject or otherwise bound; or (c) will result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the material assets or businesses of Purchaser or Merger Sub.

Section 4.6 Brokers. Neither Purchaser nor any of its Affiliates has dealt or made any arrangement or agreement with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment with respect to the transactions contemplated by this Agreement or introducing the parties to each other.

Section 4.7 SEC Reports. A true and complete copy of each annual, quarterly and other report, registration statement, and definitive proxy statement filed by Purchaser with the SEC since January 1, 2020 and prior to the date hereof (the “Purchaser’s SEC Documents”) is available on the web site maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Purchaser’s SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser’s SEC Documents, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Purchaser included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of Parent as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

Section 4.8 Share Consideration. The shares of Ordinary Shares of Purchaser to be issued by Purchaser as part the Merger Consideration have been duly authorized, and upon consummation of the Merger and the issuance of such shares of Ordinary Shares of Purchaser pursuant to and in accordance with the terms hereof, will be (a) validly issued, fully paid and non-assessable, and (b) issued in compliance with applicable Law.

Section 4.9 No Other Representations. Purchaser acknowledges and agrees that neither the Company nor any Equityholder is making any representation or warranties whatsoever, express or implied, except for the representations and warranties contained in Article III and any representations and warranties contained in the Transaction Documents. Any claims Purchaser may have for breach of representation or warranty of this Agreement shall be based solely on the representations and warranties of the Company as set forth in Article III an any representations and warranties contained in the Transaction Documents.

Section 4.10 No Litigation. There are no Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser or Merger Sub or any of their Affiliates, that are reasonably likely to prohibit or restrain the ability of Purchaser or Merger Sub to enter into this Agreement or consummate the Merger and the other transactions contemplated hereunder.

Section 4.11 Purchaser Material Contracts. Purchaser has made available to the Company accurate and complete (except for applicable redactions thereto) copies of all contract, including all amendments and purchase orders thereto (i) with the top 10 customers (including purchase orders), distributors or suppliers of the Purchaser which whom the Purchaser has a contract (excluding the agreements relating to the land purchase and facility construction in the Republic of Korea); (ii) Contracts pursuant to which the use by the Purchaser of Intellectual Property is permitted by any Person; and (iii) Contracts pursuant to which the Purchaser licenses or sublicenses any Intellectual Property to any Person, other than (A) non-exclusive licenses granted to vendors and other contractors solely for the purposes of providing services to Purchaser and (B) non-exclusive licenses granted to customers of Purchaser in the ordinary course of business consistent with past practice, and (iv) material contracts pursuant to which any Intellectual Property was developed for the Purchaser.

Section 4.12 No Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Transaction and is not currently engaged and, prior to the Effective Time will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Article V
COVENANTS OF THE COMPANY

Section 5.1 Reasonable Access. During the period between the date hereof and the earlier to occur of the termination of this Agreement pursuant to and in accordance with Article XI or the Closing (such period, the “Pre-Closing Period”), upon reasonable advance notice from Purchaser, the Company shall give to Purchaser’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, Contracts, documents, insurance policies, records and senior management of or with respect to the Company and shall furnish to Purchaser and such Persons as Purchaser may designate from time to time in writing to the Company such information as Purchaser or such Persons may at any time and from time to time reasonably request; provided that, the Company shall not be required to disclose any information to Purchaser if such disclosure would, (a) in the reasonable judgment of the Company, violate applicable Law, or, (b) in the reasonable judgment of outside counsel to the Company, jeopardize any attorney-client privilege; provided that, in any such event, the parties shall cooperate with respect to alternative access or disclosure that would not result in such violation or loss.

Section 5.2 Third Party Consents. During the Pre-Closing Period, the Company shall use its commercially reasonable efforts (including payment to any third party of any costs or fees in connection with such consents or requests therefor to the extent required by the terms of the applicable Contract) and make a good faith attempt, and Purchaser shall cooperate with the Company, to obtain the third party consents (which consents shall be in form and substance reasonably satisfactory to Purchaser) to the consummation of the transactions contemplated by this Agreement under or with respect to the Contracts, Permits and other instruments enumerated in Schedule 5.2 (“Required Consents”).

Section 5.3 Operation of the Business.

(a) During the Pre-Closing Period, the Company shall (i) carry on its business in the ordinary course, except as otherwise required by this Agreement, (ii) exercise commercially reasonable efforts to retain the services of the Key Employees, (iii) exercise commercially reasonable efforts to maintain its books, accounts and records, perform all maintenance and repairs necessary to maintain its facilities and equipment, taken as a whole, in good operating condition, maintain the insurance policies it currently has in place and otherwise conduct its business, in each case in the same manner as it is currently conducted, (iv) pay its expenses and payables, and collect receivables in the ordinary course of business consistent with past practice, (v) exercise commercially reasonable efforts to take all actions, obtain all consents, and deliver all notices required under the terms of the Company’s Organizational Documents in connection with entry into this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, (vi) comply in all material respects with all Laws and Contracts applicable to its operations and business and maintain all Permits required for the continuation of its operations and business, and (viii) use commercially reasonable efforts to preserve intact its corporate existence and Owned Intellectual Property.

(b) During the Pre-Closing Period, the Company shall not take or omit to take any action that would be required to be disclosed on Schedule 3.11 without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 5.4 Certain Updates. During the Pre-Closing Period, the Company shall promptly notify Purchaser of:

(a) Any Material Adverse Effect or any other fact or circumstance which otherwise results in the Company determining that a condition to its obligations to consummate the transactions contemplated hereby cannot be fulfilled;

(b) Any written notice or other written communication from or to any Governmental Entity in connection with the transactions contemplated hereby;

(c) Any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(d) Any Proceeding commenced, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date hereof, would have been required to have been disclosed pursuant to this Agreement; and

(e) (i) The damage or destruction by fire or other casualty of any material asset or part thereof or (ii) any asset or part thereof becoming the subject of any proceeding or threatened proceeding for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

The Company hereby acknowledges that Purchaser does not and shall not waive any right it may have hereunder as a result of such notifications and any notification given pursuant to this Section 5.4 shall (i) not have any effect for purposes of determining satisfaction of the conditions set forth in Section 8.2 of this Agreement, (ii) not in any way limit Purchaser’s exercise of its rights hereunder, including those rights set forth in Article IX; and (iii) not constitute an update or supplement to the Schedules for any purpose.

Section 5.5 Exclusivity.

(a) During the Pre-Closing Period, the Company hereby covenants and agrees that it:

(i) will discontinue and cause to be terminated any activities or negotiations currently in process or under discussion with any Person regarding any offer or proposal or indication of interest in a merger, consolidation or other business combination involving any Equity Interest in, or a substantial portion of the assets of, the Company;

(ii) will not, and will cause its employees, officers, directors, investment bankers, financial advisors, attorneys or other agents or authorized representatives, directly or indirectly, not to: (A) solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal relating to, any Competing Transaction, (B) enter into discussions or negotiate with any Person with respect to any Competing Transaction, or (C) endorse or agree to endorse any Competing Transaction. Promptly following the receipt of any inquiry, proposal or other communication relating to a Competing Transaction (and in any event within two Business Days thereafter), the Company will notify Purchaser of such receipt and provide a description, in reasonable detail, of all material terms of such inquiry or proposals. For purposes of this Agreement, a “Competing Transaction” means any of the following: (I) any merger, consolidation, share exchange, business combination, joint venture, partnership, or similar transaction (or series of transactions) involving the Company; (II) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of the Company, (III) any transaction contemplating either the issuance by the Company of share capital, or the acquisition (directly or indirectly) by any Person of any of the Company’s share capital (excluding in connection with the exercise of Company Convertible Instruments, Company Warrants and Company Options outstanding as of the date of this Agreement in accordance with their terms), other than financing agreements, which the Company shall be entitled to pursue during the Pre-Closing Period, provided, that, those financing agreements will not contain any provisions that could interfere with the consummation of the transactions contemplated hereby and each party to such financing agreements shall sign the Voting Agreement as a condition to providing financing to the Company; or (IV) any similar transaction, in each case other than the transactions contemplated by this Agreement.

(b) Prior to execution of this Agreement, the Company has discontinued and caused to be terminated, and will continue during the Pre-Closing Period to prevent and not provide or permit, any access to any data room (whether virtual or physical), including the Data Room, or other non-public information with respect to the Company in connection with any Competing Transaction, or other due diligence activities on the part of any Person other than Purchaser and its officers, directors, members, shareholders, affiliates, employees, agents, advisors (including financial advisors, attorneys and accountants), consultants or other representatives.

Section 5.6 Shareholder Consent.

(a) The Company shall obtain and deliver to Purchaser, simultaneously with the execution of this Agreement, the Voting Agreement executed by the Requisite Supporting Shareholders. The materials submitted to the Shareholders in connection with seeking the Shareholder Approval shall include the recommendation of the Company’s Board of Directors in favor of the adoption of this Agreement and the transactions contemplated hereby.

(b) The Company shall use commercially reasonable efforts to obtain an executed Voting Agreement from each Shareholder (in addition to the Requisite Supporting Shareholders) as soon as possible after the date hereof, and in any case prior to the date of the Company Shareholders Meeting referred to in Section 13.4 below.

Section 5.7 Termination of Shareholder Agreements and Related Party Agreements. The Company shall, and shall cause the applicable Shareholders to, cause the termination, effective as of no later than immediately prior to the Closing, of all shareholder agreements, investors’ rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, management rights agreements and all other similar agreements or contracts relating to the Company to which any of them may be party (the “Shareholders Agreements”), in each case, without any liability to the Company. The Company shall cause the termination of all other Contracts between the Company and a Related Party identified in Schedule 5.7, effective as of no later than immediately prior to the Closing, in each case, without any liability to the Company.

Section 5.8 Financial Statements. The Company shall make commercial reasonable efforts to deliver to the Purchaser by the Closing Date audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows (together with all notes thereto) of the Company as of and for the year ended December 31, 2020, prepared in accordance with US GAAS; provided that, it is agreed that the Purchaser shall not have the right to delay the Closing as a result of non-delivery of such materials on or before the Closing, and further provided that the Purchaser will bear 50% of all pre-approved costs of the US GAAS audit, if the Closing does not occur.

Article VI
COVENANTS OF PURCHASER

Section 6.1 Confidentiality Agreement. That certain Mutual Confidential Disclosure Agreement, dated March 3, 2021, between the Company and Purchaser (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms, and shall survive the execution of this Agreement notwithstanding the terms thereof (provided that, the parties acknowledge and agree that this Agreement constitutes a final “definitive agreement” as referred to therein). The provisions of this Section 6.1 and the Confidentiality Agreement shall terminate upon the Closing.

Section 6.2 Officers’ and Directors’ Liability.

(a) Prior to the Effective Time, the Company shall procure and bind a tail insurance coverage policy (the “Tail Insurance Coverage”) for the benefit of the officers, directors and other Persons who, as of the Closing Date, are covered by the Company’s currently effective directors’ and officers’ and other management liability insurance policy (such persons, the “Indemnified Persons”), which shall provide the Indemnified Persons with coverage in respect of acts or omissions occurring at or prior to the Effective Time for a period of six years following the Effective Time in an amount not less than, and that shall have other terms not materially less favorable to the Indemnified Persons than, the directors’ and officers’ and other management liability insurance coverage presently maintained by the Company. Purchaser shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Effective Time. The Indemnified Persons are third party beneficiaries of this provision.

(b) Purchaser agrees to cause the Surviving Company to honor in accordance with their terms the provisions of the indemnification agreements listed in Exhibit G hereto with respect to indemnification of officers, directors, employees and agents of the Company (including provisions relating to contributions, advancement of expenses and the like if covered under such indemnification agreements) and agrees that prior to the six year anniversary of the Effective Time, such rights shall not be modified or amended except as required by Law, unless such modification or amendment expands the rights of the foregoing persons to indemnification (including with respect to contribution, advancement of expenses and the like). Purchaser acknowledges that any claims for indemnification made by any such indemnified person on or prior to the sixth anniversary of the Effective Time and covered under such indemnification agreements shall survive such sixth anniversary until the final resolution thereof. The foregoing Persons, who may be identified within the Company’s Organizational Documents, are third party beneficiaries of this provision.

(c) Purchaser agrees that as of the Closing and until the last Milestone Target Date (the “Milestones Period”), Purchaser will provide the Company such financing and suitable workforce and other resources which are reasonably required in order for the Company to achieve the Milestones, according to a plan which will be agreed by each of the Purchaser and the Company during the Pre-Closing Period.

Article VII
JOINT COVENANTS

Section 7.1 Commercially Reasonable Efforts. During the Pre-Closing Period, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents as soon as practicable.

Section 7.2 Further Assurances. From and after the Closing, the parties will execute such further documents, and perform such further acts, as may be necessary to comply with this Agreement and the other Transaction Documents and consummate the transactions contemplated by this Agreement and the other Transaction Documents.

Article VIII
CONDITIONS TO CLOSING

Section 8.1 Conditions to the Company’s Obligations. The obligation of the Company to close the transactions contemplated by this Agreement is subject to the fulfillment (or waiver by the Company, to the extent permitted by Law) of each of the following conditions on or prior to the Closing Date:

(a) The representations and warranties made by Purchaser and Merger Sub in Article IV of this Agreement shall be complete and accurate in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties in this Section 8.1(a), all “Material Adverse Effect” and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except, in each case, to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the Closing Date to be so complete and accurate as of the specified date).

(b) All covenants and agreements of Purchaser and Merger Sub to be performed hereunder through and including the Closing Date (including all covenants and agreements Purchaser or Merger Sub would be required to perform at the Closing if the transactions contemplated by this Agreement were consummated) shall have been fully performed or complied with in all material respects.

(c) Purchaser and Merger Sub, as applicable, shall have delivered to Company each of the agreements, documents and instruments required to be delivered pursuant to Section 2.9(a).

(d) No Material Adverse Effect on the Purchaser, and no event or circumstance that would reasonably be expected to result in a Material Adverse Effect, shall have occurred between the date of this Agreement and the Closing Date.

(e) The 104H Interim Tax Ruling and an interim 102 Tax Ruling has been obtained from the ITA.

Section 8.2 Conditions to Purchaser’s and Merger Sub’s Obligations. The obligation of Purchaser and Merger Sub to close the transactions contemplated by this Agreement is subject to the fulfillment (or waiver by Purchaser, to the extent permitted by Law) of each of the following conditions on or prior to the Closing Date:

(a) (i) The representations and warranties contained in Section 3.1 (Organization; Existence), Section 3.2 (Power and Authority), Section 3.3 (Enforceability), clauses (a) and (c) of the second sentence of Section 3.4 (Consents; Non-contravention), Section 3.5 (other than the last sentence of Section 3.5(c) and Section 3.5(f)), Section 3.28 (Brokers) and Section 3.29 (Accredited Investors and Qualified Investors) shall be complete and accurate in all respects as of the date of this Agreement and shall be complete and accurate in all respects as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except, in each case, to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the Closing Date to be so complete and accurate as of the specified date), other than, solely in the case of the representations and warranties contained in Section 3.5 (Capitalization), de minimis inaccuracies in the representations and warranties as of such date and (ii) all other representations and warranties contained in Article III shall be complete and accurate in all material respects (it being understood that, for purposes of determining the material accuracy of such representations and warranties in this Section 8.2(a), all “Material Adverse Effect” and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except, in each case, to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the Closing Date to be so complete and accurate as of the specified date).

(b) All covenants and agreements of the Company to be performed hereunder through and including the Closing Date (including all covenants and agreements that the Company would be required to perform at the Closing if the transactions contemplated by this Agreement were consummated) shall have been fully performed or complied with in all material respects.

(c) No Material Adverse Effect, and no event or circumstance that would reasonably be expected to result in a Material Adverse Effect, shall have occurred between the date of this Agreement and the Closing Date.

(d) The Company or the Equityholder Representative, as applicable, shall have delivered to Purchaser each of the documents required to be delivered by it at the Closing pursuant to Section 2.9(b).

(e) The Shareholder Approval shall have been obtained.

(f) At least 80% of the Key Employees has remained employed with the Company executed a retention agreement with Purchaser and the Company (the “Key Employee Agreements”) (provided, however, that such percentage must include the Key Employee Employment Agreement with all the Essential Key Employees, as defined in Schedule 1.1). Notwithstanding the foregoing, in the event that the Purchaser has not provided the Company with the form and principle commercial terms of the Key Employee Agreements proposed to the Key Employees by August 30, 2021, then the execution of the Key Employee Agreements shall not be a condition to Closing.

(g) A restrictive covenant Agreement with Mr. Eyal Toledano shall be executed in a form which will be agreed between the Purchaser and Mr. Eyal Toledano and shall remain in full force and effect on and as of the Closing Date.

(h) All of the Company Intellectual Property is free and clear of any Encumbrances other than Permitted Liens, and any Software which qualifies as part of the Company Intellectual Property shall have demonstrated by a reputable third-party professional scan to be free of harmful Open Source Code, to the full satisfaction of the Purchaser.

(i) The Company's Chief Executive Officer has confirmed in writing that the Company has (i) duly terminated any IIA grant programs which are inactive as of the date hereof; (ii) duly submitted to the IIA all required reports and fillings (including final execution reports) with respect to the Company's active grants, together with proof reasonably acceptable to the Purchaser that such reports were received by the IIA, (iii) submitted all of the reports it is required to submit, up until the Closing, to Zebra Technologies Corporation, by virtue of its settlement agreement between the Company and Zebra (dated July 30, 2020, and as amended) or otherwise that there are no outstanding claims by Zebra Technologies Corporation with respect to non-submission of such reports by the Company.

The Purchaser has received (i) the audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows (together with all notes thereto) of the Company as of and for the years ended December 31, 2020, prepared in accordance with US GAAP and (ii) the unaudited but reviewed balance sheet and related statements of operations, stockholders’ equity and cash flows (together with any notes thereto), but without comparative figures to the equivalent period of 2020, of the Company for the 6-month period ended June 30, 2021.

Section 8.3 Joint Conditions to the Parties’ Obligations. The obligations of the parties to close the transactions contemplated by this Agreement are subject to the fulfillment of all of the following conditions on or prior to the Closing Date (any of which may only be waived in writing by each of Purchaser and the Company, to the extent permitted by Law):

(a) Israeli Statutory Waiting Periods. At least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company.

(b) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

(c) ISA Approval. The Purchaser has received exemption from the Israeli Securities Authority according to Section 15D of the Israeli Securities Law, 1968.

Article IX
INDEMNIFICATION

Section 9.1 General; Survival. The representations and warranties of the parties contained in this Agreement and in any certificate delivered by the Company hereunder (including, for the removal of a doubt, any certificate issued by an officer of the Company as part of the Closing deliverables) shall survive the execution and delivery of this Agreement and the Closing (and shall not merge into any instrument of conveyance). No claim for indemnification arising out of breaches of the representations and warranties contained herein or in any certificate delivered by the Company hereunder shall be brought more than 12 months after the Closing Date, except for claims in respect of the (i) Fundamental Representations, which claims shall survive and may be brought until the date that is 6 years after the Closing Date, (ii) representations under Section 3.18 (Intellectual Property), which claims shall survive and may be brought until the date that is 36 months after the Closing Date; provided that, notwithstanding the foregoing, claims arising out of the representations and warranties contained in Section 3.10 (Taxes) may be brought until 60 days after the expiration of the applicable statute of limitation (including any extensions or tollings thereof). The respective covenants, agreements and obligations of the parties set forth in this Agreement or any Transaction Document shall survive the Closing in accordance with their respective terms, and if no specific term is specified, in perpetuity. No claim for breach of any representation or warranty contained in this Agreement or in any certificate delivered by the Company hereunder may be made, and no obligation to indemnify for such claim will arise, unless the claim is asserted in accordance with this Article IX prior to the applicable survival termination date as set forth in this Section 9.1, provided, however, that if, at any time on or prior to the applicable survival termination date, any Purchaser Indemnitees delivers to the Shareholders’ Representative a Claim Notice, then the claim asserted in such Claim Notice shall survive the applicable survival termination date until such time as such claim is fully and finally resolved. It is the express intent of the parties that the survival of the representations, warranties covenants and agreements in this Agreement and in any certificate delivered by the Company hereunder (and the associated right to bring a claim for a breach of such representations, warranties covenants and agreements) is shorter than the statute of limitations that would otherwise have been applicable to such representations, warranties covenants and agreements, and, by contract, the applicable statute of limitations with respect to such representations, warranties covenants and agreements (and the associated right to bring a claim for a breach of such representations, warranties covenants and agreements) are hereby reduced so they end on the applicable survival termination date set forth in this Section 9.1. Each of the parties acknowledges that this Agreement results from arm’s-length negotiations among the parties and embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; Purchaser and the Company specifically acknowledge that neither Purchaser nor the Company has any special relationship with the other party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction, and there are no grounds for the tolling of any applicable statute of limitations.

Section 9.2 The Equityholders’ Indemnification Obligations. Subject to the other provisions of this Article IX, from and after the Closing, by virtue of the Merger and, as applicable, by virtue of the execution of the Voting Agreements, the Equityholders shall indemnify and hold harmless (and shall pay and compensate, regardless of whether such matters arise from Third Party Claims or direct claims), Purchaser and its Affiliates (including, from and after the Closing, the Surviving Corporation) and the directors, officers, managers, employees, shareholders, representatives, successors and assigns of each of them in their capacities as such (“Purchaser Indemnitees”) for, from and against any and all Damages sustained or to be sustained by any Purchaser Indemnitee caused by, arising out of, or resulting from:

(a) any inaccuracy in or breach of any representation or warranty made by the Company to Purchaser herein or in any certificate required to be delivered by the Company hereunder, other than the Fundamental Representations;

(b) any inaccuracy in or breach of any Fundamental Representation made by the Company to Purchaser herein, or any certificate required to be delivered by the Company hereunder;

(c) any breach by the Company of, or any failure of the Company to comply with, any of the covenants or agreements under this Agreement to be performed by the Company;

(d) any Indebtedness of the Company immediately prior to the Closing and any Transaction Expenses, solely to the extent that the same were not included as deductions in the calculation of the Merger Consideration as finally determined pursuant to Section 2.12;

(e) any claims or threatened claims by current or former equity or debt holders of the Company of any kind or nature whatsoever, in their capacity as an equity or debt holder or any other capacity, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than any claims (i) by current or former equity holders of the Company against any current or former director of the Company alleging breach of fiduciary duty of such director in connection with such director’s decision to vote in favor of approving this Agreement and the transactions contemplated hereby and (ii) for breach by Purchaser or Merger Sub of this Agreement and/or any of the other agreements executed and delivered by Purchaser or Merger Sub in connection herewith), including any claim or threatened claim relating to, caused by, arising out of, or resulting from the failure of the Payout Spreadsheet to be accurate and complete in all respects at the Closing or otherwise with respect to the allocation of the Merger Consideration, and, in each case, any failure of the Merger Consideration and the allocation thereof as set forth in the Payout Spreadsheet to have been determined in accordance with applicable Law, all applicable Contracts, and the Organizational Documents of the Company; or

(f) any Taxes or Damages payable with respect to Taxes claimed or assessed against the Purchaser, the Surviving Corporation, or Affiliates of either of them for (i) any Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date, including on account of the withholding, or necessity to withhold, Taxes on account of the conversion of any convertible instrument (including the Company Outstanding Instruments), (ii) any Tax period with respect to any Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, (iii) any Tax period with respect to any Taxes of any Person imposed on the Company as a transferee or successor in respect of a transaction or event occurring before the Closing, by Law, Contract, or otherwise, and (iv) any Tax period attributable to Unrecognized Tax Items or as a result of the transactions contemplated by this Agreement, except (in each case) to the extent and in such amount as such Taxes and Damages payable with respect to Taxes were taken into account (A) in the Transaction Expense Amount, or (B) the Closing Indebtedness (each as finally determined pursuant to Section 2.12);

(g) any fraud committed by or on behalf of the Company.

The Equityholders’ indemnity obligations pursuant to this Section 9.2 shall be joint and several to the extent of the Indemnity Escrow Amount and, after such time as no Purchaser Shares remain in the Indemnity Escrow Amount, such obligation shall be several and not joint obligations of the Equityholders, in accordance with and to the extent of their respective Indemnifying Pro Rata Shares of the same.

Section 9.3 Limitations on Indemnification Obligations. The parties’ indemnification obligations are subject to the following limitations:

(a) The Equityholders shall not have any liability under Section 9.2(a) unless and until the aggregate amount of the Damages incurred by the Purchaser Indemnitees exceeds $200,000 (the “Equityholder Threshold”), in which case the Equityholders shall be required to pay all Damages, including the amount of the Equityholder Threshold, to the Purchaser Indemnitees. In addition, Purchaser Indemnitees will not be entitled to assert any individual claim under Section 9.3(a) unless the Damages related to such individual claim exceed $10,000 (the “Per Claim Threshold”) and any such claim that does not result in Damages in excess of the Per Claim Threshold will not count towards the calculation of the Equityholder Threshold; provided, that, Damages resulting from, arising out of, imposed upon or incurred by any Purchaser Indemnitee by reason of a breach of or inaccuracy in any of the Fundamental Representations shall not be counted towards the calculation of the Equityholder Threshold and/or any Per Claim Threshold; provided, that, for the avoidance of doubt, whenever multiple claims exist that arise out of the same set of facts or circumstances, such multiple claims shall be aggregated to constitute a single “individual claim” for purposes of the preceding clause (for example, the failure to withhold taxes for all employees would not constitute a separate item for each employee, but would be deemed a single individual item giving rise to a single Damage in the aggregate amount of such failures); provided, that, to avoid doubt, once such Damages exceed the Per Claim Threshold, Purchaser Indemnitees may assert such claim and all such Damages, from the first dollar thereof shall be recoverable hereunder and shall count towards the calculation of the Equityholder Threshold; and provided, that, neither the Equityholder Threshold nor the Per Claim Threshold shall apply to claims of willful misconduct or fraud.

(b) The Equityholders shall not have any liability under Section 9.2(a), for any Damages in excess of the Indemnity Escrow Amount; provided, that, the limitation described in this Section 9.3(b) shall not apply in the case of willful misconduct or fraud.

(c) (i) the aggregate amount of Damages that may be recovered by Purchaser Indemnitees under Sections 9.2(b) and (c), inclusive, shall be an amount equal to the Merger Consideration, and (ii) no individual Equityholder shall be liable to the Purchaser Indemnitees hereunder in excess of the amount of Merger Consideration actually received by such Equityholder hereunder (including such Equityholder’s portion of the Escrow Amount, Expense Fund and amounts payable pursuant to Section 1.1 hereof); provided, that, the limitations described in this Section 9.3(c) shall not apply to a particular Equityholder in the case of gross negligence, willful misconduct or fraud by such Equityholder.

(d) Notwithstanding anything contained herein or elsewhere to the contrary, any qualifications relating to materiality, including the terms “material,” “Material Adverse Effect,” or monetary thresholds contained in the representations and warranties (or definitions contained in the representations and warranties) set forth in this Agreement shall be disregarded for purposes of the indemnification provisions hereof, including for purposes of determining whether or not a breach of a representation or warranty has occurred, determining whether the thresholds in this Article IX have been surpassed and/or determining the amount of any Damages incurred as a result of any breach of a representation or warranty.

(e) No information or knowledge acquired, or investigations conducted, by Purchaser or its representatives, of the Company or any of its businesses, assets, liabilities or otherwise, shall in any way limit, or constitute a waiver of, or a defense to, any claim for indemnification or other claim by Purchaser or any Purchaser Indemnitee under this Agreement.

(f) Neither the Equityholder Representative nor any Equityholder shall have any claim for contribution from or against the Company as a result of any indemnification or other payments made to any Purchaser Indemnitee pursuant to this Agreement.

(g) Notwithstanding anything herein to the contrary, Purchaser Indemnitees shall not be entitled to recover under Section 9.3:

(i)	any exemplary and punitive Damages (except to the extent the same are payable to a third party or result from, or arise in connection with, willful misconduct or fraud);

(ii)	any Damages taken into account and actually reflected as a reduction in the calculation of the Closing Consideration;

(iii)	any Damages with respect to any amount actually received by any Indemnified Party under applicable insurance policies or third party indemnification provisions.

(h) Purchaser Indemnitees shall not be entitled to recover any Damages relating to any matter arising under one provision of this Agreement to the extent that Purchaser Indemnitees have already recovered such Damages with respect to such matter pursuant to another provision of this Agreement.

(i) Subject to Section 9.5 any indemnifiable Damages owed to Purchaser or any Purchaser Indemnitee pursuant to Section 9.3 hereunder shall first be settled out of the Indemnity Escrow Account to the extent of the then-remaining Indemnity Escrow Amount and then, to the extent that such Damages exceed the then available portion of the Indemnity Escrow Account (for the sake of clarity, the available portion of the Indemnity Escrow Account shall not include any portions that are subject to a previously submitted Claim Notice) or indemnification for such Damages is due after termination of the Indemnity Escrow Account, any such indemnifiable Damages shall be, at the sole and absolute discretion of each Equityholder, either settled in share of Ordinary Shares of Purchaser in an amount of Purchaser Share Consideration based on such Equityholder’s Indemnifying Pro Rata Share or paid in cash directly by the Equityholders in accordance with such Equityholder’s Indemnifying Pro Rata Share. Except as set forth in this Section 9.3, no Purchaser Indemnitee shall have any obligation to first submit, seek to collect or to actually collect upon any coverage under any applicable policy of insurance as a precondition to asserting claim for indemnification hereunder, including for purposes of Section 9.2 hereof; provided that, in the event that a Purchaser Indemnitee determines in good faith that it is reasonably likely to incur Damages for which it may be entitled to indemnification hereunder, Purchaser shall be entitled to submit a Claim Notice in accordance with Section 9.6 for indemnification of reasonably anticipated Damages in advance of the actual incurrence by any such Persons of the same, whether to preserve such Person’s rights to assert a claim prior to the expiration of an applicable survival period with regard to the underlying matter, to preserve such Person’s rights under the Escrow and Paying Agent Agreement or otherwise.

It is agreed that the number of Ordinary Shares of Purchaser which will be paid to a Purchaser Indemnity in order to settle any indemnification obligation of the Equityholders under Section 9.2 out of the Indemnity Escrow Amount, will be based on the Purchaser Share Consideration Price at Closing, regardless of the market value of the Ordinary Shares of Purchaser at the time of such payment. However, it is hereby clarified that the number of Ordinary Shares of Purchaser which will be paid to a Purchaser Indemnity in order to settle any indemnification obligation of the Equityholders under Section 9.2 which is not out of the Indemnity Escrow Amount, will be based on the Purchaser Share Consideration Price at the time of such settlement and payment, regardless of the market value of the Ordinary Shares of Purchaser at the time of the Closing.

Section 9.4 Purchaser’s Indemnification Obligations. From and after the Closing Date, Purchaser shall indemnify and hold harmless (and shall pay and compensate, regardless of whether such matters arise from Third Party Claims or direct claims) the Equityholder Representative, Equityholders and their respective directors, managers, officers, members, shareholders, partners, agents, representatives, successors and assigns (“Equityholder Indemnitees”) from and against all Damages sustained or to be sustained by any Equityholder Indemnitee caused by, arising out of, or resulting from:

(a) any inaccuracy in or breach of any representation or warranty made by Purchaser to the Company herein or in any certificate required to be delivered by Purchaser hereunder; or

(b) any breach by Purchaser or Merger Sub of, or any failure by Purchaser to comply with, any of the covenants or agreements under this Agreement to be performed by Purchaser or Merger Sub at or prior to the Closing Date (including its obligations under this Article IX).

Section 9.5 Notice and Determination of Claims. If any Indemnified Party believes that it has sustained or incurred any Damages, whether or not the applicable dollar limitation specified by Article IX has been exceeded, such Indemnified Party shall so notify the Indemnifying Party promptly in writing (the “Claim Notice”) specifying the basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted and describing such Damages, the amount thereof, if known, or a good faith estimate of the amount, and the method of computation of such Damages, all with reasonable particularity to the extent then known. For the avoidance of doubt, all Damages caused by, arising out of, or resulting from the facts and circumstances set forth in a Claim Notice shall be deemed reported at the time such Claim Notice was first delivered to the Indemnifying Party, regardless of whether such Damages were known or knowable at the time of such delivery or whether or not all or any portion of such Damages had yet been sustained by the Indemnified Party. Subject to the terms hereof, the Indemnifying Party shall, within 30 days of receipt of a Claim Notice pursuant to this Section 9.6, either settle the amount of any valid claim, or, if the Indemnifying Party does not agree to the amount of Damages claimed by the Indemnified Party, deliver written notice to the Indemnified Party disputing such claim in whole or in part. In the event of any such dispute, the amount of indemnification to which a person shall be entitled under this Article IX shall be determined: (a) by the written agreement between the parties; (b) by a final judgment or decree of any court of competent jurisdiction; or (c) by any other means to which the parties shall agree in writing. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Article IX (including pursuant to this Section 9.5 and Section 9.6) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was actually and materially prejudiced as a result of such failure to give timely notice vis-à-vis its rights and obligations hereunder or otherwise. For purposes of this Article IX, the Equityholder Representative has the full, and sole and exclusive, authority to act, and shall act, on behalf of any Equityholder as either an Indemnifying Party or the Indemnified Party. Without limiting the foregoing, any notice that a Purchaser Indemnitee shall be required to give to any Equityholder shall be satisfied by the delivery of notice by the Purchaser Indemnitee to the Equityholder Representative.

Section 9.6 Third Party Claims.

(a) Promptly following the receipt of notice of a Third Party Claim, the party receiving the notice of the Third Party Claim shall notify the other party of its existence setting forth with reasonable specificity the facts and circumstances of which such party has received notice and, if the party giving such notice is an Indemnified Party, specifying the basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted and describing such Damages, the amount thereof, if known, or a good faith estimate of the amount, and the method of computation of such Damages, all with reasonable particularity, to the extent then known.

(b) Subject to Section 9.6(d), if the Indemnifying Party provides written notice to the Indemnified Party stating that the Indemnifying Party is irrevocably and unconditionally liable and responsible for the entire Third Party Claim and any cost or expense arising out of the investigation, contest or settlement thereof (in each case, subject to the applicable limitations contained in this Agreement) within ten days after the Indemnifying Party’s receipt of written notice from the Indemnified Party of such Third Party Claim, the Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise and settlement of any Third Party Claim as to which indemnification is sought by any Indemnified Party from any Indemnifying Party hereunder. In such event, the Indemnified Party may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Party Claim as to which the Indemnifying Party has so elected to conduct and control the defense thereof. The Indemnified Party shall reasonably cooperate in connection with the defense, compromise or settlement of any Third Party Claim pursuant to this Section 9.6 and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith.

(c) The Indemnifying Party shall give the Indemnified Party written notice of the Indemnifying Party’s intention to settle any Third Party Claim at least ten days prior to the settlement of any such Third Party Claim. The Indemnifying Party shall not settle or compromise such claim or demand without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, delayed or conditioned, unless the Indemnified Party is given a full and complete release of any and all Liability by all relevant parties to such claim or demand, there is no finding or admission of any violation of Law or any violation of the rights of any Person by any Indemnified Party and the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. The Indemnified Party shall have no liability with respect to any compromise or settlement of any Third Party Claim effected without its consent when consent is required hereunder, except where such consent is unreasonably delayed or conditions. Notwithstanding the foregoing to the contrary, the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim for which the Indemnifying Party may have a liability under this Agreement without the consent of the Indemnifying Party, provided that, in such event the Indemnified Party shall have no right to indemnity therefor hereunder.

(d) Notwithstanding anything in Section 9.6(b) or Section 9.6(c) to the contrary, the Indemnified Party shall have the right to conduct and control, through counsel of its choosing at (which expenses will be subject to indemnification hereunder), the defense, compromise and settlement of any Third Party Claim that (i) seeks an injunction or other equitable relief against the Indemnified Party, (ii) relates to or arises in connection with any criminal matter, or (iii) in Purchaser’s good faith determination, could reasonably be expected to have a material adverse effect on Purchaser, the Company or their respective businesses. Additionally, the Indemnifying Party shall lose its right to contest, defend, litigate and settle the Third Party Claim if it shall fail to accept a tender of the defense of the Third Party Claim or if it shall fail to diligently contest the Third Party Claim. In such event, the Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any such Third Party Claim; provided that, at least thirty days prior to any such settlement, written notice of its intention to settle is given to the Indemnifying Party and the Indemnified Party in good faith considers any objections of the Indemnifying Party. In the event that the Indemnified Party exercises its right to conduct and control any Third Party Claim in accordance with this Section 9.6(d), the Indemnifying Party will remain subject to its obligations hereunder. Notwithstanding anything to the contrary contained herein, to the extent required by the insurer under any applicable policy of insurance in connection with any claim made by a Purchaser Indemnitee thereunder, the conduct of the defense or prosecution of any Third Party Claim will be assigned to counsel selected or approved by such insurer, or otherwise conducted in coordination with the insurer such policy, in each case without prejudice to the rights of the parties hereunder, and the Equityholders, the Equityholder Representative and the Purchaser Indemnitees will reasonably cooperate with the insurer under any applicable policy of insurance and such counsel in the defense of the Third Party Claim and otherwise comply with the requirements of such policy.

(e) Notwithstanding any provision of this Section 9.7 to the contrary, any Third Party Claim relating to Taxes of the Company shall be governed by the provisions of Article X.

Section 9.7 Obligations to Mitigate Damages. Each Indemnified Party shall take, and shall cause all other Indemnified Parties to take, commercially reasonable efforts to mitigate all Damages upon and after becoming aware of any event that could reasonably be expected to give rise to Damages. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Damages for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of costs and expenses actually incurred in recovering such amounts) shall be made promptly to the Indemnifying Party.

Section 9.8 Adjustment to Merger Consideration. All indemnification payments made pursuant to this Article IX shall be treated by the parties for all Tax purposes as an adjustment to the Merger Consideration unless otherwise required by Law.

Section 9.9 Indemnification Exclusive Remedy. Except for remedies that cannot be waived as a matter of Law and injunctive and provisional relief (including specific performance), and except for the rights of the parties under Section 2.12 (and without limitation of any such right), if the Closing occurs, indemnification pursuant to the provisions of this Article IX shall be the sole and exclusive remedy of the parties with respect to any matters arising under or relating to this Agreement, any Transaction Document (other than the Key Employee Employment Agreements and the Voting Agreements) and any closing document executed and delivered pursuant to the provisions hereof and the transactions contemplated by this Agreement and the Transaction Documents (other than the Key Employee Employment Agreements and the Voting Agreements), and the only legal action that may be asserted by any party with respect to any matter that is the subject of this Article IX shall be a contract action to enforce, or to recover damages for the breach of, this Article IX. Notwithstanding the foregoing, the limitations set forth in this Section 9.9 shall not apply to any claim arising out of or by virtue of willful misconduct or fraud of any party to this Agreement, or any person acting on their behalf in connection with the transactions contemplated by this Agreement.

Section 9.10 Holdback; Setoff.

Purchaser shall have the right to holdback any payment of the Earn-out Consideration until all of the outstanding claims, for which a Claim Notice has been provided as of the date of the applicable payment of the Earn-out Consideration, are settled. In addition, Purchaser shall have the right to set off from the Earn-out Consideration any and all Damages to the Purchaser Indemnitees that such Purchaser Indemnitees are entitled to be indemnified for, or be held harmless with respect thereto, under the provisions of this Article IX.

Article X
Tax Matters

Section 10.1 Preparation and Filing of Tax Returns.

(a) Purchaser shall prepare or cause to be prepared, at the Equityholders’ expense (to be funded by the Equityholder Representative out of the Expense Fund on behalf of the Equityholders, to the extent available, and thereafter by the Equityholders directly), and timely file or cause to be filed, all Tax Returns of the Company required to be filed after the Closing Date for any Pre-Closing Tax Period or any Straddle Period. Purchaser shall permit Equityholder Representative to review and comment on each Tax Return described in the preceding sentence that is either an Income Tax Return of which reflects any Tax liability in excess of the amount of such Taxes that is included in Closing Indebtedness or Transaction Expenses (each as finally determined pursuant to Section 2.12) and for which the Equityholders are responsible, and shall incorporate Equityholder Representative’s reasonable comments into such Tax Returns but only to the extent such comments could reasonably be expected to affect the indemnification obligations of the Equityholders pursuant hereto. Except as otherwise required pursuant to applicable Law, or permitted with Equityholder Representative’s consent (which consent shall not be unreasonably withheld, conditioned, or delayed), all Tax Returns prepared pursuant to this Section 10.1 shall be prepared and filed in a manner consistent with past practices of the Company. Purchaser shall not amend or cause to be amended any Tax Return of the Company for any Pre-Closing Tax Period or take any other action with respect to any such period that could reasonably be expected to increase any indemnification obligations of the Equityholders hereunder, in each case, without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned, or delayed. The parties acknowledge and agree that for U.S. federal Income Tax purposes, the taxable year of the Company will end at the end of the day on the Closing Date and, to the extent applicable Tax Laws in other taxing jurisdictions so permit or require, the parties will elect to cause the taxable year of the Company to terminate at the end of the day on the Closing Date.

(b) All Taxes payable with respect to Pre-Closing Tax Periods and the portion of the Straddle Period ending on the Closing Date, including the Tax Returns prepared pursuant to Section 10.1(a), shall be borne by the Equityholders except to the extent and in such amount as such Taxes are included in Closing Indebtedness or Transaction Expenses (each as finally determined pursuant to Section 2.12), and the Equityholder Representative, on behalf of the Equityholders, shall pay such Taxes to Purchaser no later than seven Business Days prior to the due date for filing such Tax Returns. For purposes of this Agreement, the portion of Taxes allocable to the portion of a Straddle Period ending on the Closing Date shall (i) in the case of property, ad valorem and other Taxes imposed on a periodic basis, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any other Taxes, be deemed equal to the amount that would be payable if the relevant Straddle Period ended as of (and included) the Closing Date pursuant to an interim closing-of-the-books. Any credits relating to a Straddle Period shall be taken into account as though the relevant Tax period ended at the end of the day on the Closing Date. All determinations necessary to give effect to the allocations described in this Section 10.1(b) shall be made in a manner consistent with the prior practice of the Company, except for changes required by Law.

Section 10.2 Prohibited Actions. Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of the Equityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed) amend any Tax Return, make, change or revoke any Tax election, file any Tax Return in a jurisdiction in which Tax Returns have not previously been filed by that entity, initiate or enter into any voluntary disclosure agreement or similar agreements, extend any applicable statute of limitations or take any other similar action outside the ordinary course of business, in each case with respect to the Company and relating to any Pre-Closing Tax Period or Straddle Period, to the extent that doing so could increase the liability of the Company for Taxes under applicable Law for which the Equityholders would be liable under this Agreement.

Section 10.3 Control of Audit or Tax Litigation. After the Closing Date, Purchaser shall control any Proceedings that relates to Taxes or Tax Returns of the Company (each a “Tax Controversy”) with respect to a Pre-Closing Tax Period or Straddle Period, and shall have the right to employ counsel and other advisors of its choice; provided that, with respect to any such Tax Controversy, (a) Purchaser shall promptly notify the Equityholder Representative of any such Tax Controversy; provided that, Purchaser’s failure or delay in notifying the Equityholder Representative of a Tax Controversy will not relieve Equityholders of any liability that it may have to Purchaser under this Agreement, except to the extent that Equityholders are actually and materially prejudiced by such failure or delay, (b) Purchaser shall allow the Equityholder Representative to participate in any such Tax Controversy at Equityholders’ expense, and (c) Purchaser shall not settle or otherwise resolve any such Tax Controversy to the extent such settlement or resolution would actually and materially increase the indemnification obligations of the Equityholders pursuant to Section 9.3) unless Purchaser obtains Equityholder Representative’s prior consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 10.4 Cooperation. Purchaser, the Company and the Equityholder Representative (on behalf of Equityholders and to the extent in its possession) shall cooperate, as and to the extent reasonably requested by the other party (including the furnishing, upon request and as promptly as practical, such information, including reasonable access to books and records) in connection with the preparation and filing of any Tax Return and any Tax Controversy, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.4.

Section 10.5 Transfer Taxes. All sales, use, transfer, real property transfer, documentary, recording, gains, share transfer and similar Taxes and fees, and any deficiency, interest or penalty asserted with respect thereto, arising out of or in connection with the transactions effected pursuant to this Agreement (collectively, “Transfer Taxes”) shall be borne by Purchaser. Purchaser and the Equityholders shall reasonably cooperate in timely making all filings, Tax Returns, reports and forms as may be required with respect to all such Transfer Taxes. Purchaser and the Equityholders agree to use commercially reasonable efforts to obtain any certificate, including a resale certificate, or other document from any Governmental Entity as may be necessary to mitigate, reduce, or eliminate any Transfer Taxes.

Section 10.6 Tax Refunds. Any Tax refunds (including any interest in respect thereof) that are actually recognized (in cash or as a credit reducing Taxes that would otherwise be due) by Purchaser, the Surviving Corporation, or their respective Affiliates, with respect to Taxes of the Company arising in a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date, in each case, to the extent such Taxes were paid by the Company and such Tax refunds were not taken into account as an increase to the Merger Consideration, shall be for the benefit of the Equityholders, and Purchaser shall pay or cause to be paid over to the Paying Agent for further distribution to the Equityholders any such Tax refunds within 20 days after Purchaser’s, the Surviving Corporation’s, or their respective Affiliate’s actual receipt or entitlement thereof. Notwithstanding anything to the contrary herein, the amount of any payment Purchaser makes or causes to be made pursuant to this Section 10.6 shall be calculated net of any reasonable costs (including Taxes) incurred by Purchaser, the Surviving Corporation, or their respective Affiliates, of obtaining, distributing, or paying over the applicable Tax refund.

Section 10.7 Tax Sharing Agreements. All Tax Sharing Agreements, other than this Agreement, shall be terminated as of the Closing and, after the Closing, neither Purchaser nor the Surviving Corporation shall have any liability under any such Tax Sharing Agreement.

Section 10.8 104H Tax Ruling. The Company and the Equityholders (represented by the Equityholder Representative) shall prepare and file with the ITA, no later than five (5) Business Days from the date of this Agreement, applications for rulings, which, among others, (i) are permitting any Shareholders (other than with respect to their Company 102 Shares) who elect to become a party to such a tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax with respect to any consideration in Purchaser Share Consideration that such Electing Holder will receive pursuant to this Agreement until the date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”; the 104H Tax Ruling may initially be issued by the ITA in the form of an interim pre-ruling, which shall be referred hereto as the “104H Interim Tax Ruling”); and (ii) confirming, a as part of a “102 ruling”, that the conversion of the Company Options into the assumed options to purchase Ordinary Shares of the Purchaser, and the conversion of Company 102 Shares into Ordinary Shares of the Purchaser, will not result in a requirement for an immediate Israeli tax payment, and that the Israeli taxation will be deferred until the exercise of the options issued in exchange of the Company Options, or in the event of assumed options which are Company 102 Options, until the earlier of: (x) the actual sale of the Ordinary Shares of Purchaser covered by the assumed options, or the release of the assumed options and/or the Ordinary Shares of Purchaser covered by the assumed options from trust (the “102 Tax Rulings”, and collectively with the 104H Tax Ruling and the 104H Interim Ruling, the “Israeli Income Tax Rulings”). Purchaser shall cooperate with the Company, the Electing Holders and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Income Tax Rulings; provided that any costs associated with the application for the Israeli Income Tax Rulings shall be paid by the Company or reduced as Transaction Expenses. Subject to the terms and conditions hereof, the Company and the Equityholders shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Income Tax Rulings, as promptly as practicable. For the avoidance of doubt, the Company and the Electing Holders shall not make any application to the ITA with respect to any matter relating to the Israeli Income Tax Rulings without first consulting with the Purchaser’s Israeli legal counsel, granting Purchaser’s legal counsel the opportunity to review and comment on the draft application and obtaining the Purchaser’s approval for those Israeli Income Tax Rulings, and the Company and the Electing Holders shall inform Purchaser’s counsel of the content of any material discussions and meetings relating thereto.

Article XI
TERMINATION

Section 11.1 General. The parties shall have the rights and remedies with respect to the termination and/or enforcement of this Agreement that are set forth in this Article XI.

Section 11.2 Right to Terminate. This Agreement and the transactions contemplated by this Agreement may be terminated at any time prior to the Closing by prompt notice given in accordance with Section 14.3:

(a) by the mutual written consent of Purchaser and the Company;

(b) by either of such parties if the Closing shall not have occurred at or before 11:59 p.m., Israeli time, on December 31, 2021; provided that the right to terminate this Agreement under this Section 11.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to occur on or prior to the aforesaid date;

(c) by Purchaser in the event of any material breach by the Company of any of its agreements, representations or warranties contained herein such that the closing conditions set forth in Section 8.2(a) or Section 8.2(b), as applicable, would not be satisfied, and the failure of the Company to cure such breach within thirty (30) days after receipt of notice from Purchaser of such breach; provided, that, Purchaser is not then in breach of this Agreement so as to cause a condition to the Closing set forth in either Section 8.1(a) or Section 8.1(b) to not be satisfied as of the Closing;

(d) by the Company in the event of any material breach by Purchaser or Merger Sub of any of Purchaser’s or Merger Sub’s agreements, representations or warranties contained herein such that the closing conditions set forth in Section 8.1(a) or Section 8.1(b), as applicable, would not be satisfied, and the failure of Purchaser to cure such breach within 30 days after receipt of notice from Equityholder requesting such breach to be cured; provided, that, the Company is not then in breach of this Agreement so as to cause a condition to the Closing set forth in either Section 8.2(a) or Section 8.2(b) to not be satisfied as of the Closing; or

(e) by Purchaser or the Company if there shall be in effect a final, non-appealable Order of a court of competent jurisdiction in effect precluding consummation of the transactions contemplated by this Agreement; provided that, the right to terminate this Agreement under this Section 11.2(e) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the principal cause of or resulted in the Order; or

Section 11.3 Remedies Upon Termination. If this Agreement is terminated pursuant to Section 11.2, each of the parties to this Agreement shall be relieved of their respective duties and obligations under this Agreement to the extent that such duties and obligations would otherwise arise after the date of such termination, except as set forth in Section 11.4, Section 11.5, Section 14.1, Section 14.2 or Section 14.3, and no party to this Agreement shall have any claim against any other party to this Agreement, unless the circumstances giving rise to the termination of this Agreement were caused by a party’s willful misconduct or fraud or willful and intentional breach of a representation, warranty or covenant set forth in this Agreement (which, for the avoidance of doubt, will be deemed to include any failure by Purchaser to consummate the transactions contemplated hereby if obligated to do so under this Agreement), in which event termination of this Agreement shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of the non-breaching parties. If following the termination of this Agreement any Proceeding is commenced by any party to pursue any legal or equitable right or remedy against any other party whose willful misconduct or fraud or willful and intentional breach of a representation, warranty or covenant herein results in the termination of this Agreement, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such Proceeding shall be reimbursed by the losing party; provided that, if a party to such Proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such Proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis.

Section 11.4 Certain Other Effects of Termination. In the event of the termination of this Agreement by either the Company or Purchaser as provided in Section 11.2:

(a) each party, if so requested by the other party, will comply with the provisions of Section 5 of the Confidentiality Agreement mutatis mutandis with respect to all documents furnished to it by the other party (or any subsidiary, division, associate or Affiliate of such other party) in connection with the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made; and

(b) the Confidentiality Agreement shall remain in full force and effect in accordance with Section 6.1 and survive termination of this Agreement.

Article XII
EQUITYHOLDER REPRESENTATIVE

Section 12.1 Appointment of the Equityholder Representative. By virtue of approval of the Merger and this Agreement or other appointment authorization documentation, including the Voting Agreements, or by accepting any consideration payable hereunder, each of the Equityholders shall be deemed to have agreed to irrevocably appoint the Equityholder Representative as such Equityholder’s and the Equityholders’ attorney-in-fact and exclusive agent in connection with the execution and performance of this Agreement as set forth in this Error! Reference source not found. This power is irrevocable and coupled with an interest, and shall not be affected by the death, incapacity, illness, dissolution or other inability to act of any Equityholder.

Section 12.2 Authority of the Equityholder Representative. Each Equityholder hereby irrevocably grants the Equityholder Representative full power and authority to take such actions as it may deem necessary or appropriate in connection with, or to consummate, the transactions contemplated by this Agreement, including:

(a) to execute and deliver, on behalf of such Equityholder, and to accept delivery of, on behalf of such Equityholder, such documents as may be deemed by the Equityholder Representative, in its sole discretion, to be appropriate to consummate this Agreement;

(b) to endorse and to deliver on behalf of such Equityholder, certificates representing the Company Shares to be sold by such Equityholder (if a Shareholder) at the Closing;

(c) to (i) dispute or refrain from disputing, on behalf of such Equityholder, any claim made by Purchaser under this Agreement or any other Transaction Document; (ii) negotiate and compromise, on behalf of such Equityholder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement or any other Transaction Document; and (iii) execute, on behalf of such Equityholder, any settlement agreement, release or other document with respect to such dispute or remedy;

(d) to waive, on behalf of such Equityholder, any Closing condition contained in Article VIII of this Agreement and to give or agree to, on behalf of such Equityholder, any and all consents, waivers, amendments or modifications, deemed by the Equityholder Representative, in its sole discretion, to be necessary or appropriate, under this Agreement or any other Transaction Document, and, in each case, to execute and deliver any documents that may be necessary or appropriate in connection therewith;

(e) to enforce, on behalf of such Equityholder, any claim against Purchaser arising under this Agreement;

(f) to engage attorneys, accountants and agents at the expense of Equityholders, and to incur other out-of-pocket expenses related to the performance of its services hereunder, and, as appropriate, to cause funds to be disbursed from the Expense Fund to fund such expenses;

(g) to calculate the Pro Rata Share or Indemnifying Pro Rata Share of any Equityholder or Joining Equityholder at any time following the Effective Time (and the Equityholder Representative shall prepare and provide such calculation to Purchaser within two Business Days of any request by Purchaser, and Purchaser hall be entitled to conclusively rely on any such calculation for all purposes hereunder and under the Transaction Documents);

(h) to amend this Agreement (other than this Section 12.2) or any Transaction Document or any of the instruments to be delivered to Purchaser by such Equityholder pursuant to this Agreement; and

(i) to do or refrain from doing any further act or deed on behalf of any Equityholder or the Equityholders which the Equityholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement or the other Transaction Documents.

Notwithstanding the foregoing, the Equityholder Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein, in the Escrow and Paying Agent Agreement and for purposes of clarity, there are no obligations of the Equityholder Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules. The Equityholder Representative shall be entitled to: (i) rely upon the Payout Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party.

Notwithstanding anything herein to the contrary, the Equityholder Representative shall not be entitled to, and shall not, take any action that would or would be reasonably expected to (A) cause any Equityholder’s liability hereunder to exceed its respective portion of the Purchaser Share Consideration due to the Equityholder, (B) result in the Purchaser Share Consideration due to any Equityholder being distributed in any manner other than as set forth in this Agreement the Escrow and Paying Agent Agreement, or (C) result in an increase of any Equityholder’s indemnity or other obligations or liabilities under this Agreement (including, for the avoidance of doubt, any change to the nature of the indemnity obligations), without (in each case) such Equitholders’ prior written consent.

Section 12.3 Reliance. Each Equityholder hereby agrees to the following:

(a) In all matters in which action by the Equityholder Representative is required or permitted, the Equityholder Representative is authorized to act on behalf of such Equityholder, notwithstanding any dispute or disagreement among the Equityholders or between any Equityholder and the Equityholder Representative, and Purchaser shall be entitled to rely on any and all action taken by the Equityholder Representative under this Agreement without any liability to, or obligation to inquire of, any Equityholder, notwithstanding any knowledge on the part of Purchaser of any such dispute or disagreement.

(b) All actions taken by the Equityholder Representative under this Agreement or the Escrow and Paying Agent Agreement shall be binding upon each Equityholder and such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholder Representative taken in good faith under this Agreement or the Escrow and Paying Agent Agreement are waived.

(c) Notice to the Equityholder Representative, delivered in the manner provided in Section 14.3, shall be deemed to be notice to any Equityholder and all Equityholders for purposes of this Agreement.

(d) The power and authority of the Equityholder Representative, as described in this Agreement: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Equityholder and shall be binding on any successor thereto, (ii) shall continue in force until all rights and obligations of Equityholders under this Agreement shall have terminated, expired or been fully performed, and (iii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Amount.

(e) The Equityholder Representative may resign at any time and a majority-in-interest of Equityholders (based on their respective Pro Rata Shares) shall have the right, exercisable from time to time upon written notice delivered to the Equityholder Representative and Purchaser, to remove the Equityholder Representative, with or without cause, and to appoint an Equityholder (or, in the case of an Equityholder that is a corporation, partnership, limited liability company or trust, an officer, manager, employee or partner of such Equityholder) to fill a vacancy caused by the death, resignation or removal of the Equityholder Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Equityholder Representative and the Closing and/or any termination of this Agreement and the Escrow and Paying Agent Agreement.

(f) If the Equityholder Representative resigns or is removed or otherwise ceases to function in his capacity as such for any reason whatsoever, and no successor is appointed pursuant Section 12.2(e) within 30 days, then Purchaser shall have the right to appoint a reputable service provider as an Equityholder to act as the Equityholder Representative to serve as described in this Agreement. The cost of such service provider will be borne by the Equityholders.

Section 12.4 Indemnification of the Equityholder Representative. Each Equityholder shall severally, but not jointly, indemnify the Equityholder Representative and defend and hold the Equityholder Representative harmless against any Damages (except such Damages resulting from the Equityholder Representative’s fraud or willful misconduct) that the Equityholder Representative may suffer or incur in connection with any action or omission of the Equityholder Representative. Each Equityholder shall bear its Indemnifying Pro Rata Share of such Damages. Such Damages may be recovered first, from the Expense Fund, second, from any distribution of the Indemnity Escrow Amount otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders. The Equityholder Representative shall not be liable to any Equityholder with respect to any action or omission taken or omitted to be taken by the Equityholder Representative pursuant to this Article XII, except for the Equityholder Representative’s fraud or willful misconduct. The Equityholders acknowledge that, as between the Equityholders and the Equityholder Representative, the Equityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow and Paying Agent Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholder Representative shall not be required to take any action unless the Equityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholder Representative against the costs, expenses and liabilities which may be incurred by the Equityholder Representative in performing such actions. The Equityholders shall be responsible for ensuring that the Equityholder Representative can comply with Equityholder Representative’s obligations under this Agreement.

Section 12.5 Expense Fund. In accordance with Section 2.7(c) on the Closing Date, Company shall wire cash to the account of the Equityholder Representative in the amount of [$100,000] (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Equityholder Representative as agent and for the benefit of the Equityholders in a segregated client account and shall be used for the purposes of paying directly or reimbursing the Equityholder Representative for any expenses or Damages of the Equityholder Representative incurred pursuant to this Agreement, the Escrow and Paying Agent Agreement or the Equityholder Representative Engagement Agreement (the “Expense Fund”). The Equityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its fraud or willful misconduct. The Equityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. The Equityholders will not receive any interest on the Expense Fund and assign to the Equityholder Representative any such interest. The Equityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Equityholders. As soon as reasonably determined by the Equityholder Representative that the Expense Fund is no longer required to be withheld, and in any event not later than the date on which all funds are released from the Indemnity Escrow Account, the Equityholder Representative shall distribute the then remaining amount of the Expense Fund, if any, to the Paying Agent and the Surviving Corporation, as applicable, for further distribution to the Equityholders based on their respective Indemnifying Pro Rata Shares in accordance with the same procedure set forth in Section 2.4 for the payment to the Equityholders of amounts remaining in the Indemnity Escrow Account.

Article XIII
ADDITIONAL COVENANTS

Section 13.1 Limitation on Warranties; No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS (WHICH, FOR THE AVOIDANCE OF DOUBT, ARE QUALIFIED BY THE DISCLOSURE SCHEDULE AND PURCHASER DISCLOSURE SCHEDULE), NONE OF THE COMPANY, THE EQUITYHOLDERS OR THE EQUITYHOLDER REPRESENTATIVE IS MAKING OR WILL BE DEEMED TO HAVE MADE ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, COMMON LAW OR STATUTORY, EXPRESS OR IMPLIED (INCLUDING WITH RESPECT TO NON-INFRINGEMENT, MERCHANTABILITY OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE), AS TO THE ACCURACY OR COMPLETENESS OF, OR THE DISTRIBUTION TO, OR USE BY, PURCHASER OF, ANY ADVICE, DOCUMENT, OR OTHER INFORMATION REGARDING THE COMPANY SHARES, THE COMPANY OR THE BUSINESS, FINANCIAL CONDITION OR ASSETS (INCLUDING THE CONDITION, VALUE, QUALITY OR SUITABILITY OF ANY ASSETS) OR LIABILITIES OF THE COMPANY, INCLUDING FORWARD-LOOKING STATEMENTS (ANY OF THE FOREGOING, AN “EXTRA-CONTRACTUAL STATEMENT”). PURCHASER REPRESENTS, WARRANTS, AND ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS, NONE OF THE COMPANY, ANY EQUITYHOLDER, OR THE EQUITYHOLDER REPRESENTATIVE, OR ANY AGENT OR OTHER PERSON ACTING ON ANY OF THEIR BEHALVES HAS MADE, AND EACH OF THEM HEREBY EXPRESSLY DISCLAIM AND NEGATE, AND EACH OF PURCHASER AND ITS AFFILIATES IS NOT RELYING ON, ANY EXTRA-CONTRACTUAL STATEMENT (INCLUDING ANY EXPRESS OR IMPLIED WARRANTY RELATING TO THE COMPANY SHARES OR ANY ASSET (TANGIBLE, INTANGIBLE OR MIXED), INCLUDING IMPLIED WARRANTIES OF FITNESS, NON-INFRINGEMENT, MERCHANTABILITY OR SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE). Notwithstanding anything to the contrary set forth herein, the foregoing representations and agreements of Purchaser in this Section 13.1 assume the absence of willful misconduct or fraud on the part of the Company, the Equityholders and their respective directors, managers, officers, affiliates, representatives or advisors or any other Person in connection with the making of the representations, warranties or covenants under this Agreement, and Purchaser is relying upon such absence of such willful misconduct or fraud.

Section 13.2 Specific Reliance. The parties have specifically relied upon this Article XIII, together with the provisions of Section 14.4, in agreeing to the Merger Consideration and in agreeing to provide the specific representations and warranties set forth herein.

Section 13.3 Company Shareholders Meeting. As soon as reasonably practicable following the date of this Agreement, but in no event later than the seventh Business Day after the date hereof, the Company shall send a notice to convene a shareholder meeting of its shareholders to approve this Agreement and the Merger in accordance with its Charter and the ICL to be held no later than 7 calendar days following the notice. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 13.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit B (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) solely to the extent that the Company has any “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) outside of Israel, in a popular newspaper in such applicable jurisdictions, as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the Substantial Creditors that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section, no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the approval of the Company Shareholders Meeting shareholders (to include the Requisite Supporting Shareholders) is received (the “Company Shareholder Approval”), the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section, “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) Immediately following the approval of this Agreement and the Merger by the Requisite Supporting Shareholders (it being agreed that the execution by the Requisite Supporting Shareholders of the Voting Agreement shall be deemed as approval of the Merger by the Requisite Supporting Shareholders), the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 13.5 Tax Rulings.

(a) As soon as practicable following the date of this Agreement but in no event later than five (5) days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Purchaser prior to its submission), or alternatively provide evidence that no withholding will be required with regard to the issuance of the Merger Consideration to the Paying Agent, to the reasonable satisfaction of the Purchaser, that (A) exempts the applicable Payor and its respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructs the applicable Payor and its respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares or Company Options from which Tax is to be withheld (if any) and the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(b) Each of the Company and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser and its counsel and tax advisors, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Withholding Tax Ruling without prior coordination with Purchaser or its Representatives, and will coordinate with Purchaser’s Representatives their participation in all discussions and meetings with the ITA relating thereto. Furthermore, the Company shall keep Purchaser and its agents and representatives informed, on a prompt basis (and, in any event, within 24 hours) of its receipt of any notice or information in connection with any of the above rulings or approvals. To the extent that the Purchaser’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall promptly thereafter provide the Purchaser’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable.

Article XIV
MISCELLANEOUS

Section 14.1 Transaction Expenses. Except as otherwise provided in this Agreement, each party shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement or any other Transaction Document, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 14.2 Publicity. Up until the Closing, press releases and other publicity concerning the transactions contemplated by this Agreement shall be made only with the prior written agreement of the Company and Purchaser, unless the Purchaser determines, in its reasonable discretion after consultation with outside legal counsel, that it is required (or may be deemed required) by applicable Law or share exchange or listing rules to issue or cause the publication of any press release or any public announcement with respect to the transactions contemplated by this Agreement, in which event Purchaser shall make reasonable endeavors to provide an opportunity, subject to the limitations of the applicable Law and the said rule, to the Company to review and comment upon such press release or public announcement in advance. Following the Closing, (i) except as otherwise required by Law or applicable share exchange rules, no press releases or other publicity shall state the amount of the Merger Consideration and (ii) neither the Equityholder Representative nor any Equityholder shall make any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written agreement of Purchaser, except to the extent that any such release or announcement contains only statements that are consistent with previous statements made jointly or with the approval with Purchaser.

Section 14.3 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by email in .pdf format or similar format, by nationally recognized private courier, or by registered mail; provided that, with respect to notices delivered to the Equityholder Representative, such notices must be delivered solely via via email. Notices delivered by mail shall be deemed given three Business Days after being deposited in the mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by nationally recognized private courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by email shall be deemed given on the first Business Day following receipt. All notices shall be addressed as follows:

If to the Company (before the Closing) or the Equityholder Representative:

Zebra Medical Vision Ltd.

Attn: Zohar Elhanani

Email: zohar@zebra-med.com

[EQUITYHOLDER REPRESENTATIVE]

[ADDRESS]
Attn: Amit Perry

Email: amit@perryllion.com

with a copy (which will not constitute notice) to:

Horn & Co. Law Offices

Investments Tower, Weizmann St. 2,

Floor 24, Tel Aviv 6423902 , Israel

Attn.: Yuval Horn

E-mail: yhorn@hornlaw.co.il

If to any of the Company (following the Closing), Purchaser, to each of:

Nano-X Imaging Ltd
Communications Centre,

Neve Ilan, Israel 9085000

Attention: Ran Poliakine, CEO

E-mail: ran.p@nanox.vision

with a copy (which will not constitute notice) to:

Amit, Pollak, Matalon & Co.

APM House

18 Raoul Wallenberg St., 6th Floor

Tel Aviv 6971915, Israel

Facsimile: +972-3-5689001

E-mail: ianr@apm.law and sbr@apm.law

Attention: Ian Rostowsky, Adv. and Stephen Rozen, Adv.

and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 14.3.

Section 14.4 Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the parties respecting the transactions contemplated hereby and thereby and supersede all prior or contemporaneous written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the transactions contemplated hereby or thereby, including any data room materials, bid letters, term sheets, summaries, issues lists or other agreements or information. Each exhibit, schedule and the Disclosure Schedule shall be considered incorporated into this Agreement. Any amendments, or alternative or supplementary provisions, to this Agreement, must be made in writing and duly executed by an authorized representative or agent of each of the parties.

Section 14.5 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement or to exercise any right or privilege in this Agreement conferred, or the waiver by such party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

Section 14.6 Counterparts. This Agreement may be executed and delivered by each party in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute one and the same Agreement.

Section 14.7 Delivery by Electronic Transmission. This Agreement and any other Transaction Document, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. No party hereto or to any such contract shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 14.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and, for purposes of such jurisdiction, such provision or portion thereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. This Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties under this Agreement.

Section 14.9 Applicable Law. This Agreement and any controversy related to or arising, directly or indirectly, out of, caused by or resulting from this Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal Laws of the State of Israel applicable to contracts made in that state, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Israel.

Section 14.10 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties, and their successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including third-party beneficiary rights.

Section 14.11 Assignment. This Agreement shall not be assigned by the Company or the Equityholder Representative without the prior written consent of Purchaser. This Agreement shall not be assigned by Purchaser or Merger Sub without the prior written consent of the Company; provided that, either Purchaser or Merger Sub may assign the Agreement to a Controlled Affiliate of Purchaser.

Section 14.12 Amendments. This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties.

Section 14.13 Consent to Jurisdiction. any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Proceeding based upon fraud or intentional misrepresentation) shall be brought or otherwise commenced exclusively in any court located in the district of Tel Aviv, Israel. Each party to this Agreement and each Equityholder: (i) expressly and irrevocably consents and submits to the jurisdiction of each court located in the district of Tel Aviv, Israel in connection with any such Proceeding; (ii) agrees that each court located in the district of Tel Aviv, Israel shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any court located in the district of Tel Aviv, Israel, any claim that such party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

Section 14.14 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached, including each party’s right to consummate the transactions contemplated by this Agreement. Accordingly, each of the parties agrees that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to otherwise enforce specifically the terms and provisions hereof (including for specific performance of any transaction contemplated by this Agreement or any other Transaction Document) in any court of competent jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 14.15 Conflicts Regarding Representation. Each of the parties acknowledges that (i) Amit, Pollak, Matalon & Co (“APM”) currently serves as counsel to the Purchaser, including in connection with the negotiation, preparation, execution and delivery of this Agreement and the transactions contemplated thereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, APM has not acted as counsel for any other Person. Only the Purchaser shall be considered a client of APM in the Acquisition Engagement; and (ii) Horn & Co. (“Horn”) currently serves as counsel to the Company, including in connection with the Acquisition Engagement, and in connection with this Agreement and the transactions contemplated hereby, Horn has not acted as counsel for any other Person. Only the Company shall be considered a client of Horn in the Acquisition Engagement.

Each of the Equityholders and the Company (prior to the Closing), on behalf of itself and its Affiliates (including, after the Closing, the Company) agrees, solely with respect to any claim for indemnification made by or on behalf of any of them, not to invoke any attendant attorney-client privilege, attorney work product protection or expectation of client confidentiality applicable to confidential communications between the Equityholder Representative and the Company on the one hand, and APM, on the other hand, in the course of the Acquisition Engagement.

Each of the parties to this Agreement consents to the arrangements in this Section 14.15and waives any actual or potential conflict of interest that may be involved in connection with APM’s representation in the Acquisition Engagement.

Section 14.16 Governmental Reporting. Anything to the contrary in this Agreement notwithstanding, nothing in this Agreement shall be construed to mean that a party hereto or other Person must make or file, or cooperate in the making or filing of, any return or report to any governmental authority in any manner that such Person or such party reasonably believes or reasonably is advised is not in accordance with law.

Section 14.17 Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

[Signature Pages Follow]

The parties have executed this Agreement and Plan of Merger as of the date indicated in the first sentence of this Agreement.

PURCHASER:

NANO-X IMAGING LTD

By:	/s/ Ran Poliakine
Name:	Ran Poliakine
Its:	Chief Executive Officer

MERGER SUB:

NEW ZEALAND MERGER SUB LTD.

By:	/s/ Ran Poliakine
Name:	Ran Poliakine
Its:	Chief Executive Officer

THE COMPANY:

ZEBRA MEDICAL VISION LTD.

By:	/s/ Zohar Elhanani
Name:	Zohar Elhanani
Its:	Chief Executive Officer

EQUITYHOLDER REPRESENTATIVE:

PERRRYLLION LTD.

By:	/s/ Amit Perry
Name:	Amit Perry
Its:	Chief Executive Officer

[Signature Page - Agreement and Plan of Merger]

ANNEX A

Defined Terms

“Accredited Investor” means a person that qualifies as an “accredited investor” as defined in the Securities Act of 1933, as amended.

“Affiliate” with respect to any Person means any other Person who directly or indirectly Controls, is Controlled by or is under common Control with such Person, including, in the case of any Person who is an individual, his or her spouse, domestic partner any of his or her descendants (lineal or adopted) or ancestors and any of their spouses or domestic partners.

“Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, paid time off, leave, holiday, vacation, employment, individual consulting, retention, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, fringe benefit or other employee benefit plan, program, agreement, or arrangement (including any “employee benefit plan,” as defined in Section 3(3) of ERISA) (a) sponsored, maintained, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee of the Company, or (b) with respect to which the Company has, or would reasonably be expected to have, any liability, provided that, the term “Benefit Plan” shall not include any plan, program or arrangement maintained or mandated by a Governmental Entity.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in Tel Aviv, Israel or in the State of Michigan are authorized or obligated by law or executive order to close.

“Cash” means (a) all cash on hand in the Company’s bank, lock box and other accounts (including cash resulting from the clearance of checks deposited with the Company prior to the Closing Date, whether or not such clearance occurs before, on or after the Closing Date), plus (b) the amount of all marketable securities owned by the Company, determined in accordance with US GAAP, in each case as of immediately prior to the Closing, but in all events excluding any cash or cash equivalents of the Company that are not freely usable by Purchaser, the Company or the Surviving Corporation because they are subject to restrictions, limitations on use or distribution by Law, Contract or otherwise, including cash held outside the United States, cash held in escrow or as a security deposit or cash representing the amount of any outstanding checks or wire transfer.

“Cause” means any one of the following: (a) embezzlement; (b) theft; (c) criminal offence; (d) act involving moral turpitude; (e) breach of confidentiality and/or non-competition undertakings contained in one’s respective employment agreement with the Company and/or in any of the annexes or schedules thereto; (f) severe disciplinary breach; (g) breach of one’s fiduciary duties; (h) any other material breach by an employee of the terms of his/her respective engagement agreement with the Company; or (i) any other act/or omission which under applicable law enables severance payments or prior notice redemption to be entirely or partially denied by an employer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company 102 Options” means Company Options subject to Section 102 of the Ordinance.

“Company 102 Shares” means Company Shares issued upon exercise of Company 102 Options.

“Company Charter” means the Third Amended and Restated Articles of Association of the Company, dated May 30, 2018 (as amended).

“Company Incentive Plan” means the Company Share Ownership and Option Plan (2014).

“Company Options” means options to purchase Ordinary Shares pursuant to the Company Incentive Plan.

“Company Service Provider” means any current or former employee, worker, independent contractor, consultant, advisor, officer or director of the Company or any Affiliate of the Company.

“Company Shares” means Ordinary Shares of the Company, Preferred A Shares, Preferred B Shares and Preferred C Shares, as applicable.

“Company Warrants” means warrants convertible into Company Shares.

“Company Outstanding Instruments” means together the outstanding Convertible Promissory Notes under the Note Purchase Agreement dated June 19, 2020 led by TELUS Corporation and the 3. SAFE (Simple Agreement for Future Equity) with aMoon 2 Fund Limited Partnership, dated August 17, 2020 (the “Company Convertible Instruments”).

“Contract” means any binding contract (written or oral), agreement, arrangement, commitment, understanding, purchase order, lease, license, or other legally binding agreement, and including all amendments thereto.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities, by contract or otherwise.

“Damages” means all assessments, levies, losses, damages, Liabilities, fines and penalties, whether or not arising out of Third Party Claims or other Proceedings (including reasonable attorneys’ fees and expenses incurred in asserting, investigating or defending or settling any of the foregoing or the enforcement of rights hereunder).

“Data Requirements” means the requirements of all applicable Contracts, Company Data Policies, and Laws, concerning the Processing of Company Data or the confidentiality, nondisclosure, privacy, or security thereof.

“Data Room” means the iDeals online data site located at https://www4.idealsvdr.com/.

“Environmental Laws” means all federal, state and local statutes, regulations, ordinances, rules, regulations and policies having the force of law, and all court orders and decrees and arbitration awards, and the common law, which pertain to environmental matters (including the pollution or protection of the environment), worker health and safety or contamination of any type whatsoever (including those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control or cleanup of Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Equity Interest” means (a) any common, preferred, or other share capital, limited liability company interest, or membership interest, partnership interest, or similar security; (b) any warrants, options, or other rights to, directly or indirectly, acquire any security described in clause (a); (c) any other security containing equity features, voting rights, or profit participation features; (d) any security or instrument convertible or exchangeable, directly or indirectly, with or without consideration, into or for any security described in clauses (a) through (c) above or another similar security (including convertible notes); and (e) any security carrying any warrant or right to subscribe for or purchase any security described in clauses (a) through (d) above or any similar security. Without limiting the foregoing, the Company Convertible Instruments shall be deemed “Equity Interests” hereunder.

“Equityholders” means the holders of Company Shares (excluding dormant shares), Company Warrants, Company Outstanding Instruments and Vested Company Options immediately prior to the Effective Time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fundamental Representations” means representations and warranties contained in Section 3.1 (Organization, Existence and Good Standing), Section 3.2 (Power and Authority), Section 3.3 (Enforceability), Section 3.4 (Consents; Non-Contravention); Section 3.5 (Capitalization), Section 3.6 (Subsidiaries) ), Section 3.10 (Taxes), and Section 3.28 (Brokers).

“Good Reason” means any of the following with respect to an employee of the Company: (i) a reduction of more than 12% in an employee’s salary or monetary value of such employee’s other material benefits, which is not applied in the same proportion to substantially all other employees of similar position; (ii) any material breach by the Company of the employment agreement with the employee which was not remedied within 15 days of the date on which the Company was notified, in writing, of such material breach by the employee; and (iii) a material and adverse change (other than in circumstances constituting Cause) in employee's position, duties or responsibilities as they exist on the date hereof.

“Governmental Entity” means any nation, any state, any province or any municipal or other political subdivision thereof, and any agency, commission, department, board, bureau, official, minister, tribunal or court, whether national, state, provincial, local, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of a nation, state, province or any municipal or other political subdivision thereof.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other governmental authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other governmental authority.

“Hazardous Material” means any substance that is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “hazardous substance,” or “toxic substance,” or that is otherwise regulated under any Environmental Law as an actual or potential threat to health or the environment, including asbestos, polychlorinated biphenyls, any crude petroleum and its fractions or derivatives thereof.

“IIA” means the Israel Innovation Authority, previously known as the Research Committee of the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“IIA Funded Intellectual Property” means Intellectual Property, and any derivatives thereof, for which the Company or any of its Subsidiaries is the recorded “approval recipient” (as such term is used in the R&D Law) or for which the Company or any of its Subsidiaries have obligations for vis-à-vis the IIA.

“IIA Status Letter” means written approval from the IIA’s Tmura fund with respect to the Company, in form and substance reasonably satisfactory to Purchaser, setting forth as of the Effective Time (x) the Government Grants that were received by the Company from the IIA (as calculated pursuant to the applicable Laws), (y) all interest and linkage accrued and fees thereon (as calculated pursuant to the applicable Laws), and (z) royalties paid to the IIA on account of the Company’s Government Grants.

“Income Tax” means any Tax imposed upon or measured by net income or gross income (excluding any Tax based solely on gross receipts).

“Indebtedness” means, with respect to any Person, as of any date of determination, without duplication: (i) all indebtedness for borrowed money; (ii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with US GAAP; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money (for the avoidance of doubt, excluding any trade accounts payable to any Person); (iv) guaranties securing indebtedness for borrowed money; (v) all amounts under drawn outstanding letters of credit; (vi) all deferred compensation obligations, including (A) any underfunded pension or post-retirement Liabilities and (B) all payment obligations under any retiree medical or deferred compensation plans; (vii) all dividends and distributions payable to any shareholder of such Person and any other amounts owed to any shareholder of such Person or such Person’s Affiliate, other than employee compensation and other ordinary incidents of employment in the ordinary course of business consistent with past practice and consistent with the Person’s practices and policies with respect to employees generally; (viii) all obligations issued or assumed as the deferred purchase price of property or services, all conditional sale obligations and all obligations under any title retention agreement, including all obligations resulting from any holdback, performance bonus, earn-out or other contingent payment arrangement in each case related to or arising out of any prior acquisition, business combination or similar transaction, other than ongoing, ordinary-business trade debt in the amount not exceeding $50,000 in the aggregate; (ix) all obligations under any interest rate, currency or other hedging agreement; (x) all Liabilities or obligations secured by Liens on any assets; (xi) all Liabilities or obligations resulting from bank overdrafts; (xii) all unpaid Taxes for all Pre-Closing Tax Periods (and the portion of any Straddle Periods ending on the Closing Date), (xiii) all Liabilities for any outstanding severance or consulting amounts owed to any former (as of the Closing) employee, service provider or officer and any Taxes payable in connection therewith; and (xiv) all interest, any premiums payable or any other costs or charges (including any prepayment penalties, termination fees, breakage costs, make-whole and expense reimbursements) on any instruments or obligations described in clauses (i) through (xiii) hereof, all as the same may be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing. For the avoidance of doubt, “Indebtedness” of the Company shall not include (A) deferred revenue of the Company incurred in the ordinary course of business , (B) undrawn amounts under letters of credit, or (C) “double trigger” severance payments to any employees of the Company arising not only as a result of the consummation of the transactions contemplated by this Agreement but that also require a subsequent action by the Company, i.e. post-Closing termination by the Company, at the direction of Purchaser. Notwithstanding the foregoing, to avoid double-counting, “Indebtedness” of the Company shall not include items to the extent that they are taken into account in the final calculation of the Transaction Expense Amount.

“Indemnified Party” means, with respect to a particular matter, a Person who is entitled to indemnification from another party hereto pursuant to Article IX.

“Indemnifying Party” means, with respect to a particular matter, a party hereto who is required to provide indemnification under Article IX to another Person.

“Indemnifying Pro Rata Share” means, with respect to a particular Equityholder and at any time, the percentage corresponding to the fraction: (a) the numerator of which is the aggregate amount of Merger Consideration actually paid or payable to such Equityholder at or prior to such time, and (b) with a denominator equal to the total amount of Merger Consideration actually paid or payable to all Equityholders at or prior to such time.

“Intellectual Property” means all intellectual property and industrial property rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all:(a) all patents and patent applications arising under the Laws of any nation, state or jurisdiction (including any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations and applications for any of the foregoing); (b) all trademarks, service marks, trade names, slogans, logos, trade dress, Internet domain names, URLs and similar designations of source or origin, in each case together with all goodwill, registrations and applications for registration related to any of the foregoing; (c) all copyrights and copyrightable subject matter (including any registration and applications for any of the foregoing); and (d) all trade secrets, know-how, proprietary processes, formula, algorithms, models and methodologies, and other intellectual property or proprietary rights of any kind, whether arising under the Laws of the United States or any other nation, state or jurisdiction; (e) Software; (f) mask works and registrations and applications for registration thereof, (g) social media user names, identifiers, passwords, and profiles, and rights in telephone numbers, all goodwill associated therewith, and all registrations and applications therefor; (h) rights of publicity and privacy; (i) shop rights; (j) all advertising and promotional materials; and (k) websites (including the layout, design and contents of the web pages and underlying codes).

“IRS” means the Internal Revenue Service of the United States.

“ITA” shall mean the Israeli Tax Authority.

“Joining Equityholder” means each Equityholder who executes and delivers a Voting Agreement.

“Key Employee” means each of the employees set forth on Schedule 1.1.

“Knowledge” means the actual knowledge, as of the applicable date, of any director or officer of the Company or the Purchaser, as applicable, after reasonable inquiry. Such individual shall also be deemed to have actual knowledge of a particular fact, circumstance, event or other matter in question if such knowledge would reasonably be expected to have been obtained by such individual in the ordinary course of the performance of his duties as an officer or director of the Company or the Purchaser, as applicable.

“Law” means any law, statute, ordinance, regulation, rule, code, treaty or other requirement having the force of law of any Governmental Entity.

“Liability” or “liability” means any financial liability, debt, obligation, deficiency, interest, Tax, penalty, fine, demand, judgment, claim, or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when asserted.

“Liens” means (i) any and all liens, claims, mortgages, security interests, rights, restrictions, limitations, easements, charges (whether floating or fixed), assessments, levies, pledges and other encumbrances of every kind and nature whatsoever or other similar arrangements, (ii) with respect to securities, any interest or equity of any Person (including any right to acquire, voting trust or agreement, option or right of pre-emption or conversion, or any transfer restriction) or (iii) any agreement to create any of the above, in each case, whether arising by agreement, operation of Law or otherwise.

“Material Adverse Effect” means any event, effect, change, condition or development that, individually or in the aggregate with other such events, effects, changes, conditions or developments, has, or would reasonably be expected to have a material adverse effect (a) on the business, operations or financial condition of the Company or the Purchaser, as applicable or (b) upon the ability of the Company, the Equityholders or the Equityholder Representative to perform any of their obligations under this Agreement or to consummate the transactions contemplated hereby; provided that, none of the following will constitute or be taken into account in determining whether there has been a Material Adverse Effect for purposes of clause (a) thereof: any event, circumstance, change, occurrence, fact, development or effect resulting from or relating to (i) the taking of, or the failure to take, any action contemplated by this Agreement or any of the other Transaction Documents that is specifically required to be taken or not taken hereunder or thereunder; (ii) changes after the date hereof in the general economic conditions or political or social climate, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iii) changes after the date hereof in the United States or global financial, securities, banking or commodity markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) the failure (in and of itself) by the Company to meet any internal or other projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that, the underlying causes of such failure may be deemed to contribute to a Material Adverse Effect), (v) changes, after the date hereof, generally applicable to the industries in which the Company operates; (vi) changes in US GAAP after the date hereof; and (vii) natural disasters, pandemics, labor unrest, strikes, acts of wars, terrorism, sabotage and other “acts of God”; provided, that, in the case of any event, effect, change, condition or development set forth in the foregoing clauses (ii) through (iii) and (v) through (vii), inclusive, such events, effects, changes, conditions or developments do not, individually or in the aggregate, disproportionately affect the business, operations or financial condition of the Company relative to other companies operating in the industry in which the Company operates. It is hereby agreed that, with respect to the Purchaser only, the definition of Material Adverse Effect shall also include shortfall of more than 20% in the non-cash assets presented in the audited balance sheets and related statements of operations, stockholders’ equity and cash flows (together with any notes thereto) of the Company as of and for the year ended December 31, 2020 compared to the information presented to the Purchaser in the Unaudited Financial Statements.

“Milestone” means the objective, milestone or acceptance criteria (in each case, whether technological criteria, commercial criteria, financial criteria or otherwise) set out in the Milestone Schedule.

“Milestone Achievement Date” means, with respect to each Milestone, the date on which such Milestone has been successfully achieved.

“Milestone Schedule” means the schedule enclosed hereto as Exhibit H, which delineates the description and terms of each Milestone, the Milestone Target Date, and the percentage out of the total Earn-out Consideration to be paid on account of the successful achievement of such Milestone.

“Milestone Target Date” means, with respect to each Milestone, the respective date on which such milestone needs to be achieved in order for such achievement to qualify as a successful achievement.

“Open Source Code” means software code subject to an Open Source License

“Open Source License” means an “open source,” “copyleft” or other similar type of license.

“Order” means any order, writ, injunction or decree of any Governmental Entity, arbitrator or mediator and any settlement agreement or compliance agreement entered into in connection with any Proceeding.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Ordinary Shares of the Company” means Ordinary Shares of the Company, par value ILS 0.01 each.

“Ordinary Shares of Purchaser” means Ordinary Shares of Purchaser, par value ILS 0.01 each .

“Organizational Documents” means, with respect to a Person, the following documents that are presently in effect, including any amendments, modifications, or supplements thereto: (a) the articles or certificate of incorporation, formation, organization, or association; (b) general or limited partnership agreement; (c) limited liability company or operating agreement; (d) bylaws; and (e) any equityholders’ agreements, investor rights agreements, voting agreements, voting trusts, joint venture agreements, registration rights agreements, or similar agreements relating to the ownership of equity interests of such Person and to which such Person is a party.

“Payout Spreadsheet” means a spreadsheet delivered by the Company to Purchaser at least three Business Days prior to Closing, in a form consistent with the sample spreadsheet attached as Exhibit C and otherwise reasonably acceptable to Purchaser, which shall be updated as of the Closing Date and shall set forth, as of the Closing Date: (i) the capitalization of the Company including: (A) a complete and accurate list of the record holders of issued and outstanding Company Shares, number and kind of Company Shares held (including the number of Ordinary Shares into which such shares are convertible) and the respective certificate numbers thereof, and such holders’ last known respective addresses and email addresses; (B) a complete and accurate list of all outstanding Company Outstanding Instruments, including the name of the Person with whom such Company Outstanding Instruments were made, the number and type of Company Shares issuable (in case of the Company Convertible Instruments) upon the conversion of such Company Outstanding Instruments; and (C) a complete and accurate list of all outstanding Company Warrants, including the name of the Person to whom such Company Warrants have been issued, the number and type of Company Shares issuable upon the exercise of such Company Warrants, and the per share exercise price for each Company Warrant; and (ii) the following information, calculated in accordance with applicable Law, the Organizational Documents of the Company and all other Contractual requirements on the part of the Company: (1) the amount which each Equityholder is entitled to receive (subject to Section 2.7 and Section 2.8) pursuant to Section 2.3, (2) the formula for calculating, at any time, the portion of any Post-Closing Payout Amounts that are payable in respect of each Company Share, Company Outstanding Instruments and Company Warrant, and (3) the formula for calculating, at any time, the Pro Rata Share and Indemnifying Pro Rata Share of each Equityholder.

“Permits” means all licenses, permits, registrations and government approvals.

“Permitted Liens” means: (a) statutory liens for Taxes not yet due but only to the extent an adequate reserve has been accrued as a current liability in accordance with US GAAP and taken into account in Closing Indebtedness as finally determined pursuant to Section 2.12; (b) statutory liens of landlords, carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due; (c) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (d) minor irregularities of title that are of record and do not, individually or in the aggregate, materially detract from the value or use of the Company’s assets; and (e) statutory liens mandated by IIA’s applicable Laws with respect to the IIA Funded Intellectual Property.

“Person” means any natural individual, corporation, partnership, limited liability company, joint venture, association, bank, trust company, trust or other entity, whether or not legal entities, or any governmental entity, agency or political subdivision.

“Post-Closing Payment Amounts” means, with respect to each Company Share, Company Outstanding Instrument and Company Warrant, the amounts that may become payable in respect of such Company Share, Company Outstanding Instrument and Company Warrant from the Deferred Closing Consideration, Indemnity Escrow Account, and the Expense Fund in accordance with Section 2.4 or Section 12.5, respectively, and, without duplication of the foregoing, any amounts that may become payable in respect of each Company Share, Company Outstanding Instrument and Company Warrant after the Closing pursuant to Section 1.1.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing.

“Preferred A Shares” means Series A Preferred Shares of the Company, par value ILS 0.01.

“Preferred B Shares” means Series B Preferred Shares of the Company, par value ILS 0.01.

“Preferred C Shares” means Series C Preferred Shares of the Company, par value ILS 0.01.

“Proceeding” means any litigation (in law or in equity), arbitration, mediation, action, lawsuit, proceeding, compliant, charge, claim, demand, hearing, inquiry, audit, examination, investigation or like matter before or by any Governmental Entity, whether administrative, judicial or arbitration in nature.

“Processing” means, with respect to any data or information, collection, use, disclosure, transfer, transmission, storage, management, hosting, disposal, retention, aggregation, analysis, curation, de-identification, or other handling or processing.

“Pro Rata Share” means, with respect to a particular Equityholder, the percentage corresponding to the fraction: (a) the numerator of which is the aggregate amount of Merger Consideration actually paid or payable to such Equityholder at or prior to such time, and (b) the denominator of which equals the total amount of Merger Consideration actually paid or payable to all Equityholders at or prior to such time.

“Purchaser Share Consideration” means unregistered Ordinary Shares of Purchaser, par value ILS 0.01 per share.

“Purchaser Share Consideration Price” means (i) with respect to the Closing Consideration and the Deferred Closing Consideration paid at Closing, an amount per share of Purchaser Share Consideration equal to the weighted average closing price of registered Ordinary Shares of Purchaser (NASDAQ: NNOX) for the 90 trading days ending on the date hereof (as may be adjusted as appropriate to reflect any share splits, share dividends, combinations, reorganizations, reclassifications or similar events), (ii) with respect to each payment of the Earn-out Consideration, an amount per share of Purchaser Share Consideration equal to the average closing price of registered Ordinary Shares of Purchaser (NASDAQ: NNOX) for the 30 trading days ending on the applicable Milestone Achievement Date (as may be adjusted as appropriate to reflect any share splits, share dividends, combinations, reorganizations, reclassifications or similar events), and (iii) with respect to each payment of the Deferred Closing Consideration which is not paid at Closing, an amount per share of Purchaser Share Consideration equal to the average closing price of Ordinary Shares of Purchaser (NASDAQ: NNOX) for the 30 trading days ending on the applicable Deferred Closing Payment Date (as may be adjusted as appropriate to reflect any share splits, share dividends, combinations, reorganizations, reclassifications or similar events).

“Related Party” means, with respect to a Person, (a) any Affiliate of such Person, and any direct or indirect beneficial owner of 5% or more of the equity securities or voting securities or other voting interests in such Person; (b) any member, manager, general partner, director, officer, trustee, executor or receiver of such Person or Person described in clause (a) above or the estate of such Person or any Person described in clause (a) above; (c) that is an individual, such individual’s spouse, domestic partner or immediate family member of such individual; and (d) any trust, family partnership, family limited partnership, family limited liability company, or other entity established for the benefit of such Person or any Person described in any of clauses (a) through (c) above.

“R&D Law” shall mean the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, including regulations, directives and rules promulgated thereunder and decisions of any IIA research committee.

“Requisite Supporting Shareholders” means, (A) with respect to the Effective Date, Shareholders owning more than the minimum amount required under the Company Charter and the applicable law, to include, at the minimum, (i) 50% of the issued and outstanding Company Shares (as calculated on an as-converted to Company’s Ordinary Shares basis), (ii) 66.66 % of the Company's issued and outstanding Preferred A Shares, Preferred B Shares and Preferred C Shares (in aggregate), and (iii) the 50% of the issued and outstanding share capital each class of Company Shares; and (B) with respect to the Closing, Shareholders owning more than the minimum amount required under the Company Charter and the applicable law, to include, at the minimum, 80% of the issued and outstanding of each class of Company Shares (as calculated on an as-converted to Company’s Ordinary Shares basis).

“SEC” shall mean the United States Securities and Exchange Commission.

“Security Incident” means any actual or suspected loss, damage or unauthorized access to, or unauthorized acquisition, use, modification, denial or loss of use of, destruction, compromise, disclosure or other misuse of, any Company Data or any Company Information Systems.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholder” means a holder of Company Shares.

“Shareholder Approval” means the approval of the holders owning a class and number of Company Shares sufficient to approve, authorize and adopt this Agreement, the Merger, the other Transaction Documents to which the Company is a party and the other transactions contemplated hereby and thereby, and to consummate the Merger and the other transactions contemplated hereby and thereby, as required under the ICL, the Company Organizational Documents, the Shareholders Agreements and any applicable agreements between the Company, on the one hand, and any one or more Shareholders, on the other hand.

“Software” means all computer programs (including any and all software implementation of algorithms, models and methodologies whether in source code or object code), databases and computations (including any and all data and collections of data), documentation (including user manuals and training materials) relating to any of the foregoing and the content and information contained in any web sites.

“Spousal Consent” means, with respect to a Shareholder who is a married individual, the consent of the spouse of such Shareholder to the sale of such Shareholder’s Company Shares, in the form which will be reasonably agreed between the Parties.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” means any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of Share entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by another Person, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by another Person.

“Tax Returns” means all returns, declarations, reports, estimates, claims for refund, information returns or statements, statements of foreign bank and financial accounts, and other documents required to be filed by the Company in respect of any Taxes, including any schedules or attachments thereto and including any amendment or supplement thereof, and the term “Tax Return” means any one of the foregoing Tax Returns.

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including all federal, possession, province, state, city, county or foreign (or governmental unit, agency, or political subdivision of any of the foregoing) corporate, net income, franchise, profits, alternative or add-on minimum, gross income, gross receipts, real or personal property, ad valorem, net worth, sales, use, transfer, value added, severance, stamp, gains, license, excise, environmental, premium, employment (including Social Security, unemployment insurance, employer health and employee income tax withholding), withholding or minimum taxes, customs, duties, or any other tax, fee, levy or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity, whether disputed or not, and including any obligations to pay Taxes of others, whether pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee, successor, by Contract, or otherwise, and the term “Tax” means any one of the foregoing Taxes.

“Third Party Claim” means any action, lawsuit, proceeding, investigation, hearing, or like matter that is asserted or overtly threatened by a Person other than the parties, their successors and permitted assigns, against any Indemnified Party or to which any Indemnified Party is subject.

“Transaction Documents” means this Agreement and all the other agreements, certificates, instruments and other documents to be executed or delivered in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means (i) all Liabilities incurred by the Company in connection with the preparation, negotiation, execution and consummation of the Merger, this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the premium of the Tail Insurance Coverage procured by the Company pursuant to Section 6.2, and (ii) all Liabilities and obligations of the Company to any Person arising from change of control payments, commission agreements, stay bonuses, transaction bonuses, retention agreements and similar arrangements or amounts payable as a result of the consummation of the Merger and the other transactions contemplated hereby, and including, if applicable, the Company’s share of employment Taxes with respect to such Liabilities and obligations, but excluding any severance or other payments arising solely as a result of the termination of any employee of the Company by Purchaser, the Surviving Corporation or any of their Affiliates on or after the Closing Date and excluding any expenses paid from the Expense Fund.

“Unvested Company Options” means Company Options which are not exercisable as of the date of the Effective Time.

“Unrecognized Tax Items” means the amount of any income or deductions disclosed with respect to Section 3.10(b) that is required to be included or excluded, respectively, in taxable income for a Tax period or portion thereof beginning after the Closing Date.

“US GAAP” means the generally accepted accounting principles in the US.

“Vested Company Options” means Company Options which are outstanding and exercisable vested as of the date of the Effective Time.

“Warrant Cancellation Agreement” means an agreement duly executed by a holder of Company Warrants acknowledging and agreeing to the cancelation of (a) any agreement pursuant to which such holder of Company Warrants is granted a right to purchase any Company Shares, and (b) all Company Warrants held by such holder of Company Warrants, in form and substance reasonably acceptable to the Purchaser.

Schedule 1.1

Key Employees

Eyal Toledano*

Orit Wimpfheimer*

Ayelet Akselrod-Ballin*

Amit Oved

Demi Goldberg

Guy Cohen

Shmulik Ahituv

Ronen Gordon

Shai Reshef

Zohar Elhanani

*	are also defined as Essential Key Employees.

Exhibit H

Milestone Schedule

Objective	Milestone	Acceptance Criteria	%
(1.a) FDA clearance of the existing Company’s’ Viewer	FDA clearance	Submission of company web-viewer for FDA within 6 months of closing, payment after FDA clearance is received	8%
(1.b) Security Certification SOC2	Renewal of SOC2	Approval of SOC2 renewal certification by year end 2022	1%
(1.c) Security Certification ISO	Acceptance of ISO 27001 and 27799	ISO auditor approval and ISO re-certification by year end 2022 (next audit is expected only May 2022)	1%
(2) Nanox ARC integration and FDA clearance to Zebra cloud	Nanox ARC integration and FDA clearance to Zebra cloud	Nanox ARC fully integrated with Zebra Company’s Cloud solution, including Existing Nanox Image Reconstruction algo and Nanox ARC base storage, within 9 months of closing. FDA clearance for the integrated solution by year end 2023, Subject to NANOX existing reconstruction algorithm is provided at closing and its performance meets FDA predicate requirement	15%
(3)Current CPT code usage	Health plans use the CPT code in 2022	The Company achieves the usage level defined by a major US payer (health insurance company) during 2022	3%
(4) Current CPT code revenues		First billable transactions deliver at least 1M$ by year end 2023	7%
(5) New CPT code	Acceptance of a new code for Nanox procedures	Acceptance notice from AMA By year end 2023 Depending on Nanox providing: 1) FDA approval for Nanox Modality (ARC) procedure during 2022 2) 3 clinical peer reviewed accepted papers supporting Nanox Tomo CPT claims	5%

(6) FDA - pop health	New FDA clearance for a Zebra population health product	New Zebra product designated for population health is cleared by FDA by year end 2022	7.5%
(7) FDA - X-Ray	Extending zebra FDA clearance for X-ray product to include Nanox X-ray machine	FDA clearance by March 2023 Zebra shall provide data for development (tagged 1000/1000 positives negatives) by March 2022 Subject to Nanox application for FDA approval of the Nano-X’s technology during 2022* Subject to Nanox providing for tuning 500/500 positive/negative until May 2022 and clinical validation 250/250 positive/negative until Aug 2022	7.5%
(8) Attainment of revenue goals	Achieve 90% of the revenue projections provided by Zebra management for 2022 ($9.311 million) and 70% for 2023 ($42.001 million).	Zebra audited annual report demonstrate that 90% of the revenue projections provided by Zebra management for 2022 ($9.311 million) and 70% for 2023 ($42.001 million).	30%
(9) Employees retention

First year Team retention for 80% of all of the Company’s employees as of the Closing (but to include 80% of all Key Employees and all of the Essential Key Employees) and 2nd and 3rd year Team retention of 70% of all of the Company’s employees as of the Closing (but to include 70% of all Key Employees and all of the Essential Key Employees) (the “Retention Criteria”). Targets are accumulative and the measurement and payment will be done three years as of the Closing.

It is hereby agreed that (i) if an employee’s employment by the Company is (a) terminated by the Company or Purchaser other than for Cause, or (b) terminated by the employee for Good Reason within 30 days of the day on which the circumstances which give rise to the Good Reason had occurred, or (ii) if within 60 days after an employee (not including, for the removal of a doubt, Essential Key Employees) left the Company for any reason (other than the termination of his/her employment for Cause), the Company hires an equally competent employee (reasonably acceptable to the Purchaser ) instead of such employee; then the employees noted in (i) and (ii) above shall be deemed as ‘employed by the Company’ for the purpose of determining whether the terms of the Retention Condition were satisfied.

			15%

If the Purchaser has decided to abandon certain technology or product underlying a specific Milestone, causing that such Milestone cannot be achieved (the “Abandoned Milestone”), the Purchaser shall promptly notify the Equityholders Representative of such decision and the Purchaser and the Equityholders Representative will agree on a new milestone which is is useful for Purchaser and equivalent to the Abandoned Milestone, and if no written agreement has been reached with respect to a new milestone within 90 days following such notice by Purchaser, the Earn-out Payment Amount of the Abandoned Milestone shall be added, on a pro-rata basis, to all of the other Milestones (including those Milestone that their respective “Milestone Target Date” has lapsed.

•	Notwithstanding the above, if the Milestone cannot be achieved because Purchaser does not receive the approval or does not submit the application in 2022 the parties will agree on equivalent milestones for Company’s components that are useful for Purchaser.